UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ENETI INC.

(Name of Subject Company)

ENETI INC.

(Name of Person Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number of Class of Securities)

Emanuele Lauro

Chief Executive Officer

Eneti Inc.

99, Boulevard du Jardin Exotique

Monaco 98000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Edward Horton

Nick Katsanos

One Battery Plaza

New York, New York 10004

(212) 574-1264

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Eneti Inc., a company incorporated in the Republic of the Marshall Islands (“Eneti” or the “Company”). The address of Eneti’s principal executive office is 99 Boulevard du Jardin Exotique, Monaco 98000. The telephone number of Eneti’s principal executive office is +377-9798-5715.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Eneti’s common stock, par value $0.01 per share (the “Eneti Common Stock”). As of the close of business on October 31, 2023, there were 38,647,119 shares of Eneti Common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Eneti, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Item 1. Subject Company Information—Name and Address”, which information is incorporated herein by reference.

Tender Offer and Merger

This Schedule 14D-9 relates to a tender offer by Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler” or the “Purchaser”) to exchange for each outstanding share of Eneti Common Stock validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares (the “Exchange Ratio”) of Cadeler, nominal value DKK 1 per share (the “Purchaser Shares”) with each ADS representing four (4) Purchaser Shares (the “Purchaser ADSs”), subject to payment of cash compensation with respect to any fractional Purchaser ADSs, without interest and subject to reduction for any applicable withholding taxes (the “Offer Consideration”). The foregoing offer is referred to as the “Offer.” The address of Cadeler’s principal executive office is Arne Jacobsens Allé 7, 7th floor, DK-2300 Copenhagen S, Denmark. The telephone number of Cadeler’s principal executive office is +45-3246-3100.

The Offer is being made upon the terms and subject to the conditions set forth in Purchaser’s prospectus/offer to exchange, dated November 7, 2023 (as it may be amended or supplemented from time to time, the “Prospectus/Offer to Exchange”), and the related form of Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), pursuant to the Business Combination Agreement, dated June 16, 2023, by and among Eneti and Purchaser (as it may be amended from time to time, the “Business Combination Agreement”). A more complete description of the Business Combination Agreement and the terms of the transactions can be found in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer and the Merger,” “The Offer,” “Business Combination Agreement” and “Other Transaction Agreements”. The Business Combination Agreement, the Prospectus/Offer to Exchange and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(2) and (a)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (“SEC”) on November 7, 2023.

The Offer Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Eneti Common Stock or Purchaser Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Eneti Common Stock or Purchaser Shares outstanding after the date hereof and prior to the Acceptance Time, pursuant to the terms of the Business Combination Agreement. The “Acceptance Time” for purposes of the Business Combination Agreement is the time that Purchaser accepts for payment all shares of Eneti Common Stock that are validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date (as defined below) (as it may be extended pursuant to the terms of the Business Combination Agreement) or, at Purchaser’s election, concurrently with the Expiration Date if all conditions to the Offer have been satisfied or waived in accordance with the Business Combination Agreement.

As promptly as practicable following the consummation of the Offer, upon the terms and subject to the conditions of the Business Combination Agreement, Purchaser will consummate a merger of a wholly owned subsidiary of Purchaser (“Merger Sub”) with and into Eneti with Merger Sub surviving the Merger (the “Merger”). The purpose of the Merger is for Purchaser to acquire all shares of Eneti Common Stock that it did not acquire in the Offer. Upon the consummation of the Merger, the Eneti business will be held by a wholly owned subsidiary of Purchaser, and the holders of Eneti Common Stock other than Purchaser (the “Eneti Stockholders”) will no longer have any direct ownership interest in the Eneti business (except that those Eneti Stockholders who accept the Offer and tender their shares of Eneti Common Stock to Purchaser pursuant to the Offer will continue to have an indirect ownership interest in the Eneti business through their ownership interest in Purchaser).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on November 7, 2023. Subject to the terms and conditions of the Business Combination Agreement, the Offer is initially scheduled to expire at 4:30 P.M., Eastern time on December 7, 2023 (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date is extended in accordance with the terms of the Business Combination Agreement, the “Expiration Date”).

Purchaser’s obligation to accept for exchange shares of Eneti Common Stock validly tendered, and not validly withdrawn, pursuant to the Offer is subject to the satisfaction or waiver by Purchaser of certain conditions, including the condition that, prior to the Expiration Date, there has been validly tendered and not validly withdrawn a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with shares of Eneti Common Stock then owned by Purchaser (if any), would represent at least 85.01% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer (the “Minimum Condition”). For more information on the conditions to the Offer, see Item 8.

The foregoing summary of the Offer, the Merger, the Business Combination Agreement and the transactions contemplated thereby is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer to Exchange, the Letter of Transmittal and the Business Combination Agreement, which are filed as Exhibits (a)(2), (a)(1) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Eneti, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Eneti or its affiliates, on the one hand, and (i) Eneti’s executive officers, directors or affiliates, or (ii) Purchaser or its respective executive officers, directors or affiliates, on the other hand.

The board of directors of Eneti (the “Eneti Board”) was aware of the agreements, arrangements or understandings incorporated by reference into this Item 3 during their respective deliberations of the merits of the Business Combination Agreement and considered them in determining to make the recommendations set forth in this Schedule 14D-9.

Arrangements Between Eneti and Purchaser

Business Combination Agreement

On June 16, 2023, Eneti and Purchaser entered into the Business Combination Agreement. A summary of the material terms of the Business Combination Agreement is included in the section of the Prospectus/Offer to Exchange entitled “Business Combination Agreement” and is incorporated by reference herein.

The summary in the Prospectus/Offer to Exchange may not contain all of the information about the Business Combination Agreement, the Offer and the Merger that is important to Eneti Stockholders. Eneti Stockholders are encouraged to read the Business Combination Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference, carefully in its entirety.

Tender and Support Agreements

Concurrently with the execution of the Business Combination Agreement, on June 16, 2023, (i) Eneti stockholders Scorpio Holdings Limited (“SHL”) and Scorpio Services Holding Limited (“SSH”), (ii) Eneti directors Robert Bugbee, Roberto Giorgi, Christian M. Gut, Berit Ledel Henriksen, Emanuele A. Lauro, James B. Nish, Einar Michael Steimler and Aileen Tan, and (iii) Eneti executive officers Hugh Baker, Filippo Lauro and Cameron Mackey ((i)-(iii) collectively the “Supporting Stockholders”) entered into substantially similar Tender and Support Agreements with Purchaser (the “Tender and Support Agreements”). Subject to the terms and conditions of the Tender and Support Agreements, each Supporting Stockholder has agreed, among other things, to:

•	cause all of such Supporting Stockholder’s shares of Eneti Common Stock to be validly and irrevocably tendered into the Offer promptly following the delivery by Purchaser of written notice to each Supporting Stockholder on the Expiration Date specifying that all of the conditions to the Offer have been satisfied (or are reasonably expected to be satisfied as of the Expiration Date) or, where permissible, waived by Purchaser, assuming that all shares of Eneti Common Stock to be tendered by the Supporting Stockholders are in fact validly tendered and not validly withdrawn in the Offer; and

•	certain restrictions on encumbering or transferring any of such Supporting Stockholder’s shares of Eneti Common Stock.

Each Tender and Support Agreement terminates automatically upon the earliest to occur of the following: (a) the valid termination of the Business Combination Agreement in accordance with its terms, (b) the consummation of the Merger, (c) the entry without the prior written consent of such Supporting Stockholder into any amendment, waiver or modification to the Business Combination Agreement, or the terms of, or conditions to, the Offer (except, in each case, for any amendment, waiver or modification that the Business Combination Agreement expressly contemplates as within the sole discretion of Purchaser to make), that is material and adverse to the Eneti Stockholders and (d) the date on which such Supporting Stockholder and Purchaser mutually agree to terminate the relevant Tender and Support agreement.

The shares of Eneti Common Stock subject to the Tender and Support Agreements represented approximately 36% of the outstanding shares of Eneti Common Stock outstanding as of June 16, 2023.

The foregoing summary of the Tender and Support Agreements does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which have been filed as Exhibits (e)(2)-(14) to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreement

Eneti and Purchaser entered into a mutual confidentiality agreement, dated February 1, 2023 (the “Confidentiality Agreement”) in connection with their evaluation of a potential transaction that resulted in the execution of the Business Combination Agreement. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Eneti and Purchaser agreed to keep confidential all non-public information received from the other party. Eneti and Purchaser also agreed that the non-public information furnished by the other party pursuant to the Confidentiality Agreement would be used solely for the purpose of evaluating and negotiating the potential business combination.

The Confidentiality Agreement also provided for an exclusivity period of ninety days (subsequently extended by amendment, initially to May 31, 2023 and thereafter to June 15, 2023). During the exclusivity period, each of Eneti and Purchaser agreed (a) to negotiate exclusively with each other in relation to the potential business combination and not to enter into any negotiations or actively pursue a potentially competing process involving either party and (b) to direct and use their respective commercially reasonable efforts to cause those of their respective shareholders holding more than 17.5% of either of the party’s shares or voting rights (and such shareholders’ respective affiliates) not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing information) any inquiries, proposals or offers from any third party relating to an acquisition of, or potential business combination involving, either Eneti or Purchaser. The Confidentiality Agreement also provided that each party would promptly notify the other in the case that either received any competing offer.

The foregoing summary of the Confidentiality Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which have been filed as Exhibit (e)(15) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between Eneti and its Executive Officers, Directors and Affiliates

Affiliated Ownership

The following table sets forth information regarding beneficial ownership of Eneti Common Stock for (i) SSH, a related party, and (ii) Eneti’s directors and executive officers, of which Eneti is aware as of October 31, 2023. All of the Eneti Stockholders, including the shareholders listed in the table below, are entitled to one vote for each share of Eneti Common Stock held.

Name	No. of Shares		% Owned (1)
Scorpio Holdings	11,119,181	(2)	28.8%
Directors and executive officers as a group	2,878,737		7.44%

(1)	Calculated based on 38,647,119 shares of Eneti Common Stock outstanding as of October 31, 2023.

(2)	This information is derived from a Schedule 13D/A filed with the SEC on March 27, 2023 by Scorpio Holdings, its wholly owned subsidiary SSH, and Ms. Annalisa Lolli-Ghetti. Ms. Annalisa Lolli-Ghetti may be deemed to be the ultimate beneficial owner of these shares by virtue of being the majority shareholder of Scorpio Holdings. Emanuele Lauro, Eneti’s Chairman, Director and Chief Executive Officer, Robert Bugbee, Eneti’s Director and President, and Cameron Mackey, Eneti’s Chief Operating Officer, own 10%, 10% and 7% of Scorpio Holdings, respectively.

As of October 31, 2023, the shareholding of Eneti’s directors and executive officers represented approximately 7.44% of the outstanding shares of Eneti Common Stock. Pursuant to the Tender and Support Agreements and subject to the terms and conditions thereof, Eneti’s directors and executive officers have agreed, among other things, to cause all of their shares of Eneti Common Stock to be validly and irrevocably tendered into the Offer promptly following the delivery by Purchaser of written notice to each of them on the Expiration Date specifying that all of the conditions to the Offer have been satisfied (or are reasonably expected to be satisfied as of the Expiration Date) or, where permissible, waived by Purchaser, assuming that all shares of Eneti Common Stock to be tendered by them are in fact validly tendered and not validly withdrawn in the Offer. Purchaser’s obligation to accept for exchange shares of Eneti Common Stock validly tendered, and not validly withdrawn, pursuant to the Offer is subject to the satisfaction or waiver by Purchaser of certain conditions, including the condition that, prior to the Expiration Date, there has been validly tendered and not validly withdrawn a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with shares of Eneti Common Stock then owned by Purchaser (if any), would represent at least 85.01% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer, unless amended by Purchaser in its sole discretion. After the consummation of the Offer, the directors and officers of Eneti will not hold any shares of Eneti Common Stock and will not have the right to vote on the Merger.

Interests of Eneti’s Directors and Executive Officers in the Business Combination

In accordance with the terms of Eneti’s 2013 Equity Incentive Plan (the “2013 Equity Incentive Plan”), all outstanding and unvested restricted stock awards of Eneti’s directors and officers will immediately vest in connection with the consummation of the Offer and will be automatically exchanged into the right to receive the Offer Consideration, payments of change of control bonuses and severance payments under Eneti’s change in control severance agreements and certain indemnification obligations.

In addition, certain of the named executive officers of Eneti are party to employment contracts with Eneti that entitle them to receive certain severance and change in control payments in connection with the consummation of the Offer and the termination of their employment with Eneti. In connection with the proposed acquisition to acquire control of and, ultimately, the entire issued share capital of Eneti by Purchaser pursuant to the Offer and the Merger as contemplated by the Business Combination Agreement (the “Business Combination”), the named executive officers party to the Eneti employment agreements have entered into waiver agreements with Eneti pursuant to which they have agreed to waive certain amounts which they would be entitled to receive under their existing employment agreements in exchange for the payment, in the aggregate, of $45.0 million of severance and change of control payments under the employment contracts. The payment of this amount to those named executive officers party to such waiver agreements is subject to the consummation of the Offer and the termination of such executives’ employment by Eneti, and will constitute the satisfaction in full of all severance and change of control payments under their employment contracts.

Eneti Restricted Stock Awards

Each outstanding and unvested restricted stock award granted under the 2013 Equity Incentive Plan shall accelerate and become fully vested and any forfeiture and transfer restrictions thereon imposed under the 2013 Equity Incentive Plan will lapse in accordance with the terms of the 2013 Equity Incentive Plan, and shall be automatically exchanged into the Offer Consideration and converted into a number of Purchaser ADSs based on the Exchange Ratio as of immediately prior to the completion and acceptance of the Offer.

Management of Eneti’s Fleet

Commercial and Technical Management Agreements - Master Agreement

Eneti’s drybulk vessels were commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, Eneti’s co-founder, Chairman and Chief Executive Officer, and Filippo Lauro, Eneti’s Vice President, are members, and technically managed by Scorpio Ship Management S.A.M. (“SSM”), an entity controlled by the Lolli-Ghetti family, pursuant to the master agreement between Eneti, SCM, and SSM dated September 27, 2013 (the “Master Agreement”), which could have been terminated by any party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more drybulk vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination did not amount to a change of control, including a sale of all or substantially all drybulk vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the Eneti Board authorized, as part of Eneti’s transition to a sustainable future, to sell its remaining drybulk vessels and exit the drybulk sector during 2021.

SCM’s commercial management services included securing employment for Eneti’s drybulk vessels in the spot market or on time charters. SCM also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool in which most of Eneti’s owned, finance leased and time chartered-in drybulk vessels were employed and from which a significant portion of Eneti’s revenue was generated. For commercial management of any of Eneti’s drybulk vessels that did not operate in one of these pools, Eneti paid SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and Scorpio Kamsarmax Pool participants, including Eneti and third-party owners of similar vessels, paid SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.

SSM’s technical management services included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of drybulk vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. Eneti paid SSM an annual fee of $160,000 plus charges for certain itemized services per drybulk vessel to provide technical management services for each of Eneti’s owned or finance leased drybulk vessels. In addition, representatives of SSM, including certain subcontractors, previously provided Eneti with construction supervisory services while Eneti’s drybulk vessels were being constructed in shipyards. For these services, Eneti compensated SSM for its direct expenses, which varied between $200,000 and $500,000 per vessel.

Technical Support Agreement

On October 20, 2021, Eneti entered into a technical support agreement with SSM, a related party, pursuant to which SSM provides technical advice and services to Eneti in connection with the construction of Eneti’s newbuilding WTIVs at Hanwha Ocean. In consideration for these services, Eneti paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667.

Administrative Services Agreement

Effective September 21, 2021, Eneti entered into the Amendment No. 1 to Administrative Services Agreement (the “Amended Administrative Services Agreement”) with SSH, a related party, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which Eneti reimburses SSH for the direct and indirect expenses incurred while providing such services. The services provided to Eneti by SSH may be sub-contracted to other entities.

In addition, SSH has agreed with Eneti not to own any vessels engaged in seabed preparation, transportation, installation, operation and maintenance activities related to offshore wind turbines so long as the Amended Administrative Services Agreement is in full force and effect. The agreement may be terminated by either party providing three months’ notice.

Other Related Party Transactions

For the year ended December 31, 2021, Eneti paid an aggregate $30.0 million to its senior management due to provisions in the employment contracts triggered by the acquisition of Seajacks. Eneti was required to incur these costs at the time of the transaction in order to avoid adverse U.S. tax consequences. The U.S. senior executive officers receiving these payments have agreed not to receive salaries for a period of three years and bonuses for a period of four years.

During the year ended 2021, Eneti transferred the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of SHL, a related party, for consideration of $16.0 million.

During the year ended December 31, 2020, Eneti time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the building price index (“BPI”).

In October 2018, Eneti invested $100.0 million in Scorpio Tankers Inc, for approximately 54.1 million shares (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio’s issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio through a public offering of its common shares. Scorpio is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. Eneti and Scorpio have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In October 2019, the Eneti Board declared a one-time special stock dividend to the Eneti Stockholders of an aggregate of approximately one million shares of common stock of Scorpio. Following the payment of the special dividend, Eneti continued to own approximately 4.4 million common shares of Scorpio. In May 2020, Eneti sold 2.25 million shares of Scorpio for aggregate net proceeds of approximately $42.7 million. In August 2022, Eneti sold the remaining 2.16 million common shares of Scorpio it held for aggregate net proceeds of approximately $82.5 million, of which approximately $50.0 million of shares were sold to Scorpio. There were no other significant transactions between Eneti and Scorpio.

The fees of certain consultants and the salaries of certain Seajacks employees are allocated to Eneti for services performed for Eneti.

Eneti paid a related party port agent for supply and logistical services for Eneti’s drybulk vessels, which were charged as vessel operating costs.

Eneti paid a related bunker supplier for bunkers used by Eneti’s drybulk vessels, which were charged as voyage expenses.

Eneti pays a related party travel service provider for travel services, such as flights, which are charged as general and administrative services.

As part of the Seajacks transaction, Eneti issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bore interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, currently hold approximately 8.2 million common shares of Eneti. The redeemable notes were repaid in May 2022.

Eneti also assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the former owners of Seajacks to whom Eneti paid a fee of 0.3% of the outstanding balance through November 2021 and 5.0% afterwards. This debt was repaid in February 2022.

Related Party Balances

For the six months ended June 30, 2023 and 2022, Eneti had the following transactions with related parties, which have been included in the Eneti’s condensed consolidated balance sheet:

	For the six months ended June 30,
	2023	2022

	Unaudited
	USD thousands
Vessel operating cost:
Bunker supplier	$874	$—
Port agent	—	5
Total vessel operating cost	$874	$5
General and administrative expense:
SCM	$53	$24
SSH	436	313
SUK	140	321
Scorpio Kamsarmax Pool	(3)	(22)
Scorpio Ultramax Pool	(36)	(85)
Total general and administrative expense	$590	$551
Income from equity investment:
Scorpio Tankers Inc.	$—	$47,197
Financial expense, net
Marubeni Corporation	$—	$804
INCJ, Ltd	—	700
Mitsui O.S.K, Lines Ltd.	—	51
Total financial expense, net	$—	$1,555

For the years ended December 31, 2022, 2021 and 2020, Eneti had the following transactions with related parties, which have been included in Eneti’s Consolidated Statements of Operations:

	For the year ended December 31,
	2022	2021	2020

	USD thousands
Vessel revenue
Scorpio Kamsarmax Pool	$—	$10,754	$48,930
Scorpio Ultramax Pool	—	5,638	81,682
Total vessel revenue	$—	$16,392	$130,612
Voyage expense
SCM	$—	$2,582	$1,449
Bunker supplier	—	2,853	1,844
Total voyage expense	$—	$5,435	$3,293
Vessel operating cost
SSM	$—	$2,799	$11,547
Port agent	4	293	399
Total vessel operating cost	$4	$3,092	$11,946

	For the year ended December 31,
	2022	2021	2020

	USD thousands
General and administrative expense:
SCM	$47	$220	$71
SSM	—	13	148
SSH	567	1,783	5,992
Scorpio UK Limited	458	1,119	1,869
Eneti Senior Management	—	30,000	—
Scorpio Kamsarmax Pool	(158)	—	—
Scorpio Ultramax Pool	(303)	—	—
Travel provider	—	—	23
Total general and administrative expense	$611	$33,135	$8,103
Income (loss) from equity investment
Scorpio Tankers Inc.	$55,538	$4,353	$(105,384)
Loss on termination fees for assets held for sale
SCM	$—	$4,582	$17,250
SSM	—	(1,344)	17,789
SSH	—	(1,764)	1,764
Total write down on assets held for sale	$—	$1,474	$36,803
Financial expense, net
Marubeni Corporation	$804	$782	$—
INCJ, Ltd	700	680	—
Mitsui O.S.K, Lines Ltd.	51	50	—
Total financial expense, net	$1,555	$1,512	$—

At December 31, 2022 and 2021 and at June 30, 2023, respectively, Eneti had the following balances with related parties, which have been included in the consolidated balance sheets:

	As at June 30	As of December 31,
	2023	2022	2021

	Unaudited
		USD thousands
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$294	$297	$559
Scorpio Ultramax Pool	624	604	1,566
Scorpio Services Holding Limited	36	—	—
Bunker Supplier	118	—	—
Total due from related parties-current	$1,072	$901	$2,125
Equity investment in Scorpio Tankers Inc.	$—	$—	$27,607
Liabilities
Due to related parties-current:
SCM	$41	$—	$107
SSH	—	5	—
Total due to related parties-current	$41	$5	$107
Redeemable notes:
Marubeni Corporation	$—	$—	$27,422
INCJ, Ltd	—	—	23,857
Mitsui O.S.K, Lines Ltd.	—	—	1,736
Total redeemable notes	$—	$—	$53,015

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Eneti Board

At a meeting of the Eneti Board held on June 14, 2023, the Eneti Board, among other things, unanimously: (i) determined that the terms of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement (the “Transactions”), including the Offer and the Merger, are fair to, and in the best interests of, Eneti and the Eneti Stockholders; (ii) determined that it is in the best interests of Eneti and the Eneti Stockholders and declared it advisable to enter into the Business Combination Agreement; (iii) approved the execution and delivery by Eneti of the Business Combination Agreement, the performance by Eneti of its covenants and agreements contained in the Business Combination Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Business Combination Agreement upon the terms and subject to the conditions contained in the Business Combination Agreement; and (iv) resolved to recommend that the Eneti Stockholders accept the Offer and tender their shares of Eneti Common Stock to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Eneti Board, having considered carefully the terms of the Offer, and various factors described below under the caption “—Reasons for the Recommendation”, hereby unanimously recommends that the shareholders of the Company accept the Offer and tender all of their shares of Eneti Common Stock pursuant to the Offer.

Background for the Offer

Each of the Eneti Board and the board of directors of Purchaser (the “Purchaser Board”) regularly reviews their respective company’s business, strategic direction, performance and prospects in light of current and expected business and economic conditions, developments in the market for offshore wind turbine installation and maintenance, and the competitive landscape in which their respective company operates. As part of their ordinary course of business, the senior management of each of Eneti and Purchaser regularly evaluate operational and strategic opportunities, including acquisitions, divestitures and other business combinations, that could complement their respective company’s activities and allow it to achieve its strategic objectives.

On November 25, 2022, Mikkel Gleerup, the Chief Executive Officer of Purchaser, met with representatives of DNB Markets, a part of DNB Bank ASA (“DNB”), financial advisor to Purchaser, to discuss potential M&A opportunities within the offshore wind industry.

On November 29, 2022, Andreas Sohmen-Pao, chairman of the Purchaser Board, telephoned Emanuele Lauro, in his capacity as chairman of Scorpio Holdings, to indicate that Purchaser was interested in opening a dialogue regarding a potential business combination involving Purchaser and Eneti.

On December 12, 2022, representatives of DNB Markets met in person in New York with Robert Bugbee, a director and President of Scorpio Holdings, and President of Eneti. During the meeting, those present discussed potential M&A opportunities within the offshore wind industry, including the possibility of a combination involving Eneti and Purchaser.

On December 16, 2022, representatives of DNB Markets met with Mr. Gleerup to discuss DNB Markets’ meeting with Mr. Bugbee on December 12, 2022. DNB Markets informed Mr. Gleerup that Mr. Bugbee had indicated that Eneti could be interested in engaging in discussions with respect to a potential combination involving Eneti and Purchaser.

Between December 16, 2022 and January 5, 2023, representatives of each of DNB Markets and Purchaser’s senior management, including Mr. Gleerup, had an ongoing dialogue about the potential for a combination of Eneti and Purchaser.

On January 5, 2023, Mr. Gleerup discussed his conversations with DNB Markets regarding the potential combination of Eneti and Purchaser and the possible approach to such a combination with the Purchaser Board. The Purchaser Board resolved to authorize continued discussions towards such a combination.

On January 13, 2023, Mr. Gleerup contacted Mr. Bugbee by telephone to indicate that Purchaser was interested in opening a dialogue regarding a potential strategic combination with Eneti. Mr. Bugbee told Mr. Gleerup that Eneti would be willing to discuss a potential strategic combination but only on the basis of a written transaction proposal.

Later that day, Purchaser submitted to Mr. Lauro and Mr. Bugbee, in their respective capacities as members of the board of directors of SSH, a non-binding indicative transaction proposal for the combination of Purchaser with Eneti in a share exchange transaction. Pursuant to Purchaser’s non-binding proposal, Eneti Stockholders would receive 3.106 Purchaser Shares for each outstanding share of Eneti Common Stock. The proposal further indicated that Purchaser was willing to discuss an adjustment mechanism with respect to Eneti’s three NG-2500X vessels and that Purchaser ascribed a value of USD 50 million to those vessels. The proposal noted that whilst Purchaser intended to retain its primary listing on the OSE, it was willing to undertake a dual listing of the Purchaser Shares on the New York Stock Exchange (“NYSE”) such that Eneti Stockholders would receive NYSE-listed Purchaser Shares. The proposal further noted that the transaction would require the approval of SSH as the largest shareholder of Eneti and indicated that Purchaser would require a pre-acceptance undertaking from SSH before Purchaser would approach the Eneti Board to initiate a formal process.

On January 15, 2023, Purchaser engaged Davis Polk & Wardwell London LLP (“Davis Polk”) as U.S. legal counsel in connection with the contemplated transaction.

On January 18, 2023, Mr. Lauro contacted Mr. Gleerup to discuss the proposed transaction. Mr. Lauro explained that Purchaser should approach Eneti directly, and not SSH, to discuss a potential combination. On the same day, Mr. Lauro and Mr. Bugbee, on behalf of SSH, sent a letter to Purchaser confirming receipt of Purchaser’s non-binding proposal of January 13, 2023 and stating that the proposed transaction should be discussed through a collaborative process between Purchaser and Eneti. SSH declined to make any commitment to support a transaction at that time.

On January 20, 2023, Purchaser submitted to the Eneti Board a non-binding indicative transaction proposal for the combination of Purchaser and Eneti in a share exchange transaction. The proposal indicated that Eneti Stockholders would receive 3.106 Purchaser Shares (or shares of an equivalent value in a newly incorporated company that would serve as a holding company for the combined company). Based on the proposal, Eneti Stockholders would own, in the aggregate, 36.2% of the combined company upon completion of the proposed transaction. The proposal further indicated that Purchaser was willing to discuss an adjustment mechanism with respect to Eneti’s three NG-2500X vessels, including alternative structures to carve out these assets from the transaction perimeter, and that Purchaser ascribed a value of USD 50 million to those vessels. The proposal noted that Purchaser intended for the combined company to be listed on the Oslo Stock Exchange (“OSE”) with a dual listing on the NYSE. Finally, the proposal emphasized the importance to Purchaser that the transaction be a “friendly,” or negotiated, transaction and that any transaction between Purchaser and Eneti would therefore be conditioned on the support of SSH (as Eneti’s most significant shareholder, holding approximately 28.8% of the Eneti Common Stock) and each of the directors of Eneti.

On January 27, 2023, Mr. Lauro, on behalf of Eneti, sent a letter confirming receipt of Purchaser’s non-binding proposal of January 20, 2023 and requesting further details from Purchaser, including in relation to the proposed transaction structure and the envisioned board of directors for the combined company.

Later that day, Mr. Gleerup sent a letter responding to Mr. Lauro and setting out additional details about the proposed transaction, including the envisaged composition of the board of directors for the combined company and the relative valuations of each of Purchaser and Eneti based on publicly available information. The response letter indicated that Purchaser envisaged a combined board of 7-8 people, consisting of 5 existing Purchaser board members and 2-3 existing Eneti board members. Mr. Gleerup proposed that the parties enter into a mutual non-disclosure agreement, a draft of which was attached to the response letter.

On February 1, 2023, Purchaser and Eneti entered into a mutual non-disclosure agreement to facilitate confidential negotiations and due diligence. The mutual non-disclosure agreement included a 90-day exclusivity clause.

On February 6, 2023, representatives of Purchaser’s senior management, including Mr. Gleerup and Peter Brogaard Hansen, Purchaser’s Chief Financial Officer, met virtually with representatives of Eneti’s senior management, including Mr. Bugbee and Cameron Mackey, Chief Operating Officer of Eneti, to introduce their respective teams.

On February 8, 2023, Purchaser submitted a due diligence request list and clean team protocol to Eneti.

On February 22, 2023, Purchaser shared with Eneti a draft of Purchaser’s 2022 unaudited financial statements.

On February 24, 2023, representatives of DNB Markets spoke by telephone with Mr. Bugbee to discuss the financial information provided to Eneti by Purchaser, and other procedural matters including the scope of Purchaser’s due diligence request list and procedures for the exchange of due diligence information between the parties.

On February 28, 2023, Mr. Gleerup submitted a further letter to the Eneti Board reconfirming Purchaser’s commitment to continue exploring the transaction proposal, requesting feedback from the Eneti Board on Eneti’s interest in exploring the proposal and seeking agreement on a defined process and timetable. Mr. Gleerup brought to Eneti’s attention that the transaction proposal represented an implied premium of 25% to the price of a share of Eneti Common Stock (as of market close on January 19, 2023), or 38% (as of market close on February 24, 2023).

On March 1, 2023, the Eneti Board held a meeting to discuss Mr. Gleerup’s letter to the Eneti Board of February 28, 2023 and the engagement of Perella Weinberg Partners LP (“Perella Weinberg”) as Eneti’s financial advisor in connection with the potential transaction. On March 2, 2023, the Eneti Board approved the engagement of Perella Weinberg, and Perella Weinberg agreed, to assist Eneti in evaluating Purchaser’s proposal.

On March 7 and 8, 2023, Mr. Gleerup met in person with Mr. Bugbee in Oslo. During the meeting, Mr. Gleerup and Mr. Bugbee discussed the proposed transaction, and in particular, the appointment of an appropriate diligence consultant to assist Eneti and the amount of anticipated transaction costs related to the potential transaction.

On March 16, 2023, representatives of each of Purchaser and Eneti held a call to discuss diligence procedures and the potential engagement of a diligence consultant to assist Eneti in the due diligence process. On May 17, 2023, Eneti entered into an engagement letter with Perella Weinberg memorializing their earlier agreement whereby Perella Weinberg would provide Eneti financial advisory services.

On March 30, 2023, at a special meeting of the Eneti Board, representatives of Perella Weinberg reviewed with the Eneti Board Perella Weinberg’s preliminary financial analyses of Eneti as a standalone company. At the meeting, the Eneti Board authorized Eneti’s senior management to engage in further discussions with Purchaser.

On April 3, 2023, Mr. Mackey, Hugh Baker, Chief Financial Officer of Eneti, and Eleni Nassopoulou, general counsel to Scorpio Holdings, met with Perella Weinberg to discuss process generally and begin preparing a virtual data room to be used by the parties in connection with the proposed transaction.

On April 5, 2023, at the direction of the Eneti Board, an introductory call was held between representatives of Perella Weinberg and DNB Markets. Perella Weinberg and DNB Markets discussed preliminary scheduling matters and immediate next steps with respect to the proposal received by Eneti from Purchaser. On April 6, 2023, Perella Weinberg sent DNB Markets information to clarify the scope of the financial information to be exchanged between Eneti and Purchaser.

On April 7, 2023, DNB Markets and representatives of Perella Weinberg held a follow-up call to discuss the potential exchange of Purchaser and Eneti financial projections prepared by both companies’ respective management teams. The parties agreed to prepare such financial projections based on publicly available equity research models. Representatives of DNB Markets and Perella Weinberg continued to meet and discuss the scope of the financial projections to be shared by each party over the subsequent days.

On April 13, 2023, Mr. Gleerup and Mr. Brogaard Hansen spoke by telephone with representatives of Eneti, including Mr. Mackey, to discuss the publicly available equity research model for Purchaser and certain underlying assumptions on which the model was based and on which Purchaser had provided public guidance.

On April 18, 2023, and April 21, 2023, representatives of each of DNB Markets and Perella Weinberg participated in update calls to discuss Eneti’s follow-up questions on the publicly available equity research model for Purchaser as well as the potential implications of Purchaser announcing the entry into a firm contract with Siemens Gamesa to provide transportation and installation services related to a wind turbine project. Representatives of DNB Markets and Perella Weinberg also discussed certain logistical matters regarding the non-binding indicative transaction proposal received by Eneti from Purchaser. On behalf of Eneti, Perella Weinberg requested that Purchaser provide its management’s financial projections for the combined company.

On April 20, 2023, Mr. Bugbee met in person with Mr. Gleerup in New York to discuss the publicly available equity research model for Purchaser, as well as Eneti’s view of what additional information to be exchanged between the parties, including management projections, would be required to further advance discussions regarding the potential combination of Eneti and Purchaser.

On April 24, 2023, representatives of the senior management of each of Eneti and Purchaser, together with representatives of DNB Markets and Perella Weinberg, held a call to discuss diligence materials that had been shared among the parties.

On the same day, at the direction of the Eneti Board, representatives of Perella Weinberg spoke with representatives of DNB Markets to communicate that Eneti was still considering Purchaser’s initial written proposal and anticipated responding within the next several days.

On May 1, 2023, Mr. Lauro met in person with Mr. Gleerup in Copenhagen to discuss the proposed business combination between Purchaser and Eneti and additional information that Eneti and the Eneti Board felt was necessary to receive in connection with the evaluation of the proposed business combination. On the same day, representatives of Perella Weinberg reviewed Perella Weinberg’s preliminary financial analyses of Eneti, Purchaser and the combined company with Eneti’s management.

On May 2, 2023, in a telephone call with DNB Markets, Perella Weinberg delivered, on behalf and at the direction of Eneti, a verbal counterproposal to Purchaser’s offer of January 20, 2023. Eneti proposed that Eneti Stockholders would receive 3.409 Purchaser Shares for each share of Eneti Common Stock (which would imply a 40% interest for Eneti’s Stockholders in the combined company, as compared to the 38% interest implied by Purchaser’s initial proposal). Eneti further expressed its view that the value of the NG-2500 vessels was higher than the USD 50 million valuation proposed by Purchaser and suggested that the parties explore avenues and adjustment mechanisms for a potential sale of such vessels. Eneti further proposed proportional board representation in the combined company and expressed its expectation that the directors nominated by Eneti to the Purchaser Board should have representation on key committees. Eneti’s counterproposal also included a request that SSH be granted pre-emption rights with respect to future equity raises by the combined company, and a right of first offer with respect to any future secondary sale of shares by BW Altor or Swire Pacific.

Between May 2, 2023, and May 8, 2023, representatives of each of DNB Markets and Perella Weinberg, in each case as instructed by the management of Purchaser and Eneti, respectively, held a series of negotiation calls on the ownership split in the combined company between Eneti Stockholders and existing holders of Purchaser Shares (“Purchaser Shareholders”), governance matters related to the combined company and expected transaction costs. In the course of such discussions, DNB Markets indicated that Purchaser may be willing to agree to Eneti’s request that the exchange ratio be increased from Purchaser’s initial proposal to 3.409 Purchaser Shares for each share of Eneti Common Stock on the basis that the transaction remained economically attractive to Purchaser (including in light of estimated syngergies) and that the parties would take steps to limit expected transaction costs. On May 7, 2023, at the direction of Eneti’s management, Perella Weinberg relayed to DNB Markets that Eneti’s executive officers had proposed, and would be prepared to agree, to waive certain amounts to which they would be entitled to receive under their existing employment agreements in exchange for an aggregate payment of $45.0 million of severance and change of control payments and that Eneti was prepared to move promptly to negotiate and execute definitive documentation for the proposed transaction.

On May 3, 2023, a committee of the Purchaser Board met to review and discuss various proposed legal structures for the potential combination of Purchaser with Eneti.

Between May 4, 2023, and May 8, 2023, Mr. Gleerup and representatives of Eneti, including Mr. Lauro, Mr. Bugbee and Mr. Mackey engaged in further conversations regarding the transaction proposal. Following these conversations, Mr. Gleerup and Mr. Mackey maintained direct communications and spoke by telephone on several occasions.

On May 8, 2023, Purchaser and Eneti came to a preliminary agreement as to the terms of a proposed combination, which included an exchange ratio of 3.409 Purchaser Shares for each share of Eneti Common Stock and a combined company board consisting of eight directors (of whom three would initially be designated by Eneti prior to closing). Later that day, Purchaser instructed its legal advisors to commence the drafting of a combination agreement.

On May 11, 2023, at a regularly scheduled meeting of the Eneti Board at which Eneti’s management was present, representatives of Perella Weinberg provided the Eneti Board an update on the status of negotiations with Purchaser and on the ongoing financial analysis done to date.

On May 12, 2023, Mr. Gleerup provided an update on the state of negotiations with Eneti to the Purchaser Board. Following discussion, the Purchaser Board resolved to extend the period of exclusivity under the mutual non-disclosure agreement to May 31, 2023. Later that day, the parties entered into an amendment to their existing mutual non-disclosure agreement, extending the exclusivity of discussions between the parties to May 31, 2023.

On May 15, 2023, Mr. Gleerup, Mr. Brogaard Hansen, and Pernille Korsager, General Counsel at Purchaser, together with representatives of Purchaser’s advisors, provided a walk-through of the proposed transaction structure to representatives of Eneti, including Mr. Lauro, Mr. Mackey and Mr. Bugbee, and its advisors.

On May 16, 2023, both parties opened virtual data rooms to facilitate their respective due diligence. Between May 17, 2023 and the announcement of the proposed transaction, representatives of each of the parties and their respective financial and legal advisors continued to exchange and review due diligence information and various telephonic meetings were held to discuss the same.

On May 18, 2023, DNB Markets submitted a first draft of the Business Combination Agreement to representatives of Perella Weinberg, which was subsequently shared with Eneti and its legal counsel. Among other provisions, the draft provided that the combined company board would comprise eight directors (five to be nominated by Purchaser and three by Eneti). Additionally, the draft provided that more than 90.01% of Eneti’s outstanding shares would need to be tendered for the proposed transaction to be consummated (provided that Purchaser could unilaterally reduce such percentage down to a lower threshold left unspecified in the draft) and indicated by footnote that the offer consideration could consist of ADSs (rather than Purchaser Shares). Finally, the draft noted Purchaser’s continued expectation that SSH and each of the directors, as well as the executive officers of, Eneti would commit to support the proposed transaction, in light of the importance to Purchaser that the transaction be, in practice and perception, a “friendly,” or negotiated, transaction.

On May 23, 2023, representatives of each of Purchaser and Eneti, and their respective legal and financial advisors, including Seward & Kissel LLP, legal counsel to Eneti (“S&K”), participated in a call to discuss the Business Combination Agreement. On the same day, representatives of each of Purchaser and Eneti, along with the parties’ respective advisors, discussed potential tax implications arising from the proposed transaction and alternative transaction structures and both parties opened ‘clean team’ virtual data rooms to continue their respective due diligence. Representatives of DNB Markets and Perella Weinberg exchanged projections prepared by the management of their respective clients.

On May 24, 2023, DNB Markets submitted a first draft of the Tender and Support Agreement to Eneti.

On May 25, 2023, representatives of each of Purchaser and Eneti, together with the parties’ respective financial and legal advisors, spoke by telephone to discuss the structuring of the proposed transaction.

On May 29, 2023, representatives of each of Purchaser and Eneti, along with the parties’ respective financial advisors, spoke by telephone to discuss the parties’ respective views as to the potential synergies arising from the proposed transaction.

On May 30, 2023, S&K sent a revised draft of the Business Combination Agreement to Purchaser and its advisors. Among other revisions, the draft provided for representations by Purchaser as to compliance with permits, the ownership and maintenance of Purchaser’s vessels, and related party transactions. The draft also proposed a reverse termination fee payable by Purchaser in the event that the Purchaser Board failed to confirm or otherwise changed its recommendation in favor of the proposed transaction or approval by the Purchaser Shareholders was not obtained.

On June 1, 2023, Davis Polk sent a revised draft of the Business Combination Agreement to Eneti and its advisors. The draft included drafting for the proposal that the offer consideration consist of ADSs. The draft accepted Eneti’s proposal that Purchaser be required to pay a termination fee in the event that the Purchaser Board failed to confirm or otherwise changed its recommendation in favor of the proposed transaction but rejected Eneti’s proposal that a termination fee should apply if the Business Combination Agreement was to be terminated as a result of Purchaser having been unable to obtain the approval of its shareholders. In addition, the draft indicated Purchaser’s expectation that the termination fee payable by Eneti would be in the range of $30.0 million (or approximately 3% of Eneti’s enterprise value (including forecast capital expenditures)). The parties subsequently agreed on that figure, and that the termination fee amount would be equal whether required to be paid by Eneti or Purchaser.

On June 1, 2023 and June 9, 2023, at regularly scheduled meetings of the Eneti Board at which Eneti’s management was present, representatives of Perella Weinberg provided additional process updates and reviewed Perella Weinberg’s updated preliminary financial analyses with the Eneti Board, now reflecting Purchaser’s management projections. On June 3, 2023, S&K returned minor comments on the draft Tender and Support Agreement to Davis Polk. On June 5, 2023, Davis Polk sent a revised draft of the Tender and Support Agreement to Eneti, which the parties subsequently acknowledged was in agreed form.

On June 6, 2023, a call was held between representatives of each of Purchaser and Eneti, together with their respective legal and financial advisors, to discuss commercial and legal points arising from the draft Business Combination Agreement. On the call, the parties agreed, amongst other things, that Purchaser would seek to obtain commitments to vote in favor of the transaction from each of BW Altor and Swire Pacific. On the same day, S&K sent a revised draft of the Business Combination Agreement to Davis Polk. Amongst other things, the revised draft included expanded interim operating covenants applicable to Purchaser, and proposed a termination fee to be payable by Purchaser in the event that the parties were to be unable to close the proposed transaction as a result of the decision of one or more antitrust or foreign investment authorities, or the enactment of any antitrust or foreign investment law.

Also on June 6, 2023, and again on June 8, 2023, representatives of Purchaser, including Mr. Gleerup and Mr. Brogaard Hansen, and of Eneti, including Mr. Lauro and Mr. Bugbee, along with the parties’ respective financial advisors, met telephonically to discuss various matters relating to the parties’ respective financing and liquidity.

Finally, on June 6, 2023, the Purchaser Board held a meeting to discuss the proposed business combination. Representatives of Davis Polk and Gorrissen Federspiel Advokatpartnerselskab (“Gorrissen Federspiel”), Danish legal counsel to Purchaser, attended the meeting and provided the Purchaser Board with an overview of the key changes to the proposed transaction since the Purchaser Board meeting held on May 12, 2023.

On June 9, 2023, Davis Polk sent a revised draft of the Business Combination Agreement to Eneti, together with a draft of the voting undertaking proposed to be obtained from each of BW Altor and Swire Pacific. Subsequently, Mr. Gleerup and Mr. Mackey spoke by telephone to discuss the key outstanding commercial terms, including the minimum tender condition, the proposed antitrust termination fee, the valuation of the NG-2500X vessels and Eneti’s flexibility with respect to a potential disposal of such vessels in the period between signing and closing of the Business Combination Agreement, and the composition of the combined company board of directors. The parties agreed that the combined company board should consist of six members, initially comprising four directors nominated by Purchaser and two directors by Eneti. Later on the same day, Davis Polk, Gorrissen Federspiel and S&K held a call to discuss the foregoing and certain other matters relating to the Business Combination Agreement.

Also on June 9, 2023, S&K sent a draft of the Eneti disclosure letter to Davis Polk and Purchaser and Davis Polk sent a draft of Purchaser’s disclosure letter to S&K. Later that day, Davis Polk returned comments on the Eneti disclosure letter to S&K.

On June 10, 2023, S&K and Davis Polk exchanged several drafts of the Business Combination Agreement and discussed various items via email, including matters relating to executive compensation. S&K delivered to Davis Polk a draft of the form of waiver letter to be entered into by certain members of Eneti’s senior management with respect to the change of control payments to which they could otherwise be entitled in connection with the proposed transaction. On the same day, a call was scheduled between representatives of each of Purchaser and Eneti, together with their respective legal and financial advisors, to discuss remaining open items with respect to the Business Combination Agreement, including the minimum tender condition and Eneti’s flexibility with respect to a potential disposal of the NG-2500X vessels. With respect to the minimum tender condition, though Purchaser had initially proposed that the condition be set at 90.01% in line with the minimum percentage holding required to effect a short-form squeeze-out transaction in many jurisdictions Purchaser indicated that it was prepared to accept Eneti’s counter-proposal of a minimum tender condition of 85.01% (waivable in Purchaser’s sole discretion to a lower threshold not less than the number of shares required to approve the Merger in accordance with the Marshall Islands Business Corporations Act (“BCAMI”) (being a majority of the outstanding shares of Eneti Common Stock, or 50% plus 1 share)), in light of Purchaser’s determination that a “long-form” second-step merger, requiring a shareholder vote after the completion of the Offer, would be feasible under Marshall Islands law and in the expectation that a lower minimum tender condition would increase the likelihood of the transaction successfully completing, a factor that Eneti’s management had expressed to be important to the Eneti Board’s willingness to proceed with the proposed transaction.

Also on June 10, 2023, S&K sent comments on the proposed form of Purchaser voting undertaking. Gorrissen Federspiel subsequently sent a revised draft of the Purchaser voting undertaking to S&K and discussion by email followed regarding the form of such undertaking.

Between June 10, 2023 and June 15, 2023, Davis Polk and S&K worked to finalize the Business Combination Agreement and the ancillary documentation relating thereto, including the parties’ respective disclosure schedules and the waiver letters referred to above.

On June 14, 2023, the Eneti Board held a meeting to discuss the proposed business combination. Representatives of Perella Weinberg and S&K attended the meeting and provided the Eneti Board with an overview of the proposed transactions and the terms of the Business Combination Agreement. Representatives from Perella Weinberg reviewed with the Eneti Board Perella Weinberg’s financial analyses and indicated that it was prepared to render an opinion, which was subsequently delivered to the Eneti Board on June 15, 2023, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations set forth therein, the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of Eneti Common Stock. The text of the Perella Weinberg opinion is attached as Annex A to this Schedule 14D-9. Following the presentation and discussion amongst the directors, the Eneti Board unanimously approved the Business Combination Agreement and other agreements and transactions contemplated thereby.

Between June 14, 2023, and June 15, 2023, Mr. Brogaard Hansen and Michael Ferrante, financial controller at Eneti, discussed over email certain deferred tax liabilities identified by Eneti in its disclosure letter.

On June 15, 2023, Davis Polk circulated to all parties an execution version of the Business Combination Agreement.

On June 16, 2023, the Business Combination Agreement and ancillary transaction documents were executed and released by Purchaser, Eneti and other parties to the transaction documents. Prior to the opening for trading of the Purchaser Shares on the OSE, Purchaser and Eneti issued a joint press release announcing the execution of the Business Combination Agreement and the other transaction agreements.

Reasons for the Recommendation

In reaching its decision to approve the Business Combination Agreement, the Offer, the Merger and the transactions contemplated by the Business Combination Agreement and to recommend by unanimous vote that the Eneti Stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer, the Eneti Board consulted with Eneti’s senior management, as well as its legal and financial advisors, and considered a number of factors, including the following, which it viewed as supporting its decision to approve the Business Combination Agreement, the Offer, the Merger and the Transactions (not in any relative order of importance):

•	that the proposed Offer Consideration to be issued to Eneti Stockholders represented a premium of approximately 26.7% to the historical trading price of Eneti Common Stock as of June 15, 2023 and that the Exchange Ratio is fixed;

•	the view that the combined company’s access to a larger, more diverse and modern fleet of next-generation offshore windfarm installation vessels and expanded industry relationships will allow the combined company to target larger and more complex projects than Eneti could as a stand-alone company;

•	the view that the Offer Consideration consisting of Purchaser ADSs will provide Eneti Stockholders the opportunity to participate in the economic returns of the combined company;

•	the view that the Offer Consideration will provide Eneti Stockholders with liquidity for their entire investment in Purchaser because the Purchaser ADSs will be traded on the NYSE;

•	the view that the terms and conditions of the Business Combination Agreement and the Transactions, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the Transactions;

•	the Purchaser Board’s and Purchaser’s management’s familiarity with the business operations, strategy, earnings and prospects of each of Purchaser and Eneti and the scope and results of the due diligence investigation of Purchaser conducted by Eneti;

•	the written opinion of Perella Weinberg dated June 15, 2023, to the Eneti Board, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Perella Weinberg as set forth in such written opinion, the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement was fair from a financial point of view to the holders of Eneti Common Stock, as described in greater detail in the section entitled “—Opinion of Perella Weinberg.” The full text of the written opinion of Perella Weinberg, dated June 15, 2023, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Perella Weinberg in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein in its entirety; and

•	the fact that Eneti has the right under the Business Combination Agreement to nominate two directors to the Purchaser Board immediately following the completion of the Offer.

The Eneti board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Transactions, including the following (not in any relative order of importance):

•	the risk that the potential benefits of the combined company would not be fully recognized or not be recognized within the expected time period, which could adversely impact the value of the Purchaser ADSs;

•	the risk that the Offer may not be consummated or may be unduly delayed despite Purchaser’s and Eneti’s efforts including, among other causes, due to a failure to obtain regulatory approvals within the time periods expected;

•	the risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of Purchaser and its subsidiaries prior to the closing of the Merger and which may not entitle Eneti to terminate the Business Combination Agreement; and

•	various other risks associated with the acquisition and the businesses of Purchaser, Eneti and the combined company, some of which are described under “Risk Factors.”

The Eneti Board concluded that the potential negative factors associated with the Business Combination were outweighed by the potential benefits of completing the Offer and the Merger. Accordingly, the Eneti Board approved the Business Combination Agreement, the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Eneti Board is not intended to be exhaustive, but includes the material positive and negative factors considered by the Eneti Board. In view of the variety of factors considered in connection with its evaluation of the Business Combination, the Eneti Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given different weights to different factors. The Eneti Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Eneti Board based its determination on the totality of the information presented.

In arriving at their respective recommendations, the directors of Eneti were aware of the interests of certain of Eneti’s directors and executive officers as described in Item 3—Arrangement Between Eneti and its Executive Officers, Directors and Affiliates—Interests of Eneti’s Directors and Executive Officers in the Business Combination.

Projections Prepared by Eneti’s Management

Although Eneti publicly issues limited short-term guidance concerning certain aspects of its expected financial performance, it does not, as a matter of course, publicly disclose long-term financial projections due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. As a result, Eneti does not endorse unaudited management projections as a reliable indication of future results. The limited unaudited management projections set out below are included in this Schedule 14D-9 solely because they were part of the financial information made available to the Eneti Board in connection with its evaluation of the proposed transaction prior to entering into the Business Combination Agreement and, at the direction of Eneti’s management, were also relied upon, without assuming any responsibility for independent verification, by Perella Weinberg (except that the management projections relied upon by Perella Weinberg differed from the management projections as detailed in footnote 7 to the data table in the Summary of Eneti Forecasts below), along with management projections for Purchaser prepared by Purchaser management, which are described in the Prospectus/Offer to Exchange being provided to Eneti Stockholders containing the terms of the Offer. Such management projections are not included in this Schedule 14D-9 to influence any Eneti Stockholder to tender their shares of Eneti Common Stock or for any other purpose.

The inclusion of these unaudited management projections should not be regarded as an indication that any of Eneti, Purchaser, their respective financial advisors or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now considers, them to be an accurate prediction of actual future results. There can be no assurance that the forward-looking results will be achieved or that actual results will not be significantly higher or lower than estimated. None of Eneti, Purchaser or their respective advisors or representatives has made or makes any representation regarding the information contained in the Eneti Forecasts (as defined below), and, except as may be required of Eneti by applicable securities laws, none of them intends to update or otherwise revise or reconcile such forecasts to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Eneti Forecasts are shown to be in error. The unaudited management projections presented below include Eneti’s management’s forecasts of the expected future financial and operating performance of Eneti for the calendar years 2023 through and including 2027 (the “Eneti Forecasts”). Select material line items, as well as material operating assumptions, are set forth below.

The Eneti Forecasts were based on a variety of assumptions and estimates made at the time that such financial forecasts were prepared. The assumptions and estimates underlying such forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Eneti’s control. The assumptions and estimates used to create the Eneti Forecasts involve judgments made with respect to, among other things, future economic, competitive and regulatory conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Eneti operates, and the risks and uncertainties described in the section of this Schedule 14D-9 titled “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult or impossible to predict accurately and many of which are outside of Eneti’s control. The Eneti Forecasts also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the Transactions, or any other changes that may in the future affect Eneti or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Business Combination or otherwise.

Eneti’s management, after discussions with Purchaser, also estimated the timing and amount of projected realization of annual savings from pre-tax cost synergies for the combined company. Any cost synergies (and the related costs necessary to achieve any such synergies) are not reflected in the Eneti Forecasts.

Although presented with numerical specificity, the Eneti Forecasts are not fact and reflect numerous assumptions, estimates and judgments as to future events and the probability of such events made by Eneti’s management, including the assumptions, estimates and judgments noted above. Since the Eneti Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. There can be no assurance that the assumptions, estimates and judgments used to prepare the Eneti Forecasts will prove to be accurate, and actual results may differ materially from those contained in such forecasts. The Eneti Forecasts should not be viewed or construed as public guidance, and Purchaser Shareholders and Eneti Stockholders are cautioned not to place undue reliance on the Eneti Forecasts included in this Schedule 14D-9. The Eneti Forecasts are forward-looking statements. See also “Cautionary Statement Regarding Forward-Looking Statements.”

The Eneti Forecasts were prepared by Eneti in connection with the Business Combination prior to execution of the Business Combination Agreement. These financial forecasts were prepared by, and are the responsibility of, Eneti’s management. Neither PricewaterhouseCoopers Audit, Eneti’s independent registered public accounting firm, nor any other independent accountant, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Eneti Forecasts and, accordingly, neither PricewaterhouseCoopers Audit nor any other independent accountants express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers Audit included in the Prospectus/Offer to Exchange relates to Eneti’s previously issued financial statements. The foregoing report does not extend to the Eneti Forecasts and should not be read to do so.

Summary of Eneti Forecasts

The Eneti Forecasts include projected information at the individual vessel level and consolidated financial projections through 2027. The tables below present summaries of select material line items and material operating assumptions with respect to each fiscal year during the period from 2023 through 2027.

	Eneti Forecasts (Management Projections)(7) ($ in millions)
	2023E	2024E	2025E	2026E	2027E
Revenue	$136	$181	$292	$349	$349
Vessel Operating Expenditure(1)	(54)	(55)	(73)	(80)	(80)
Cash General & Administrative(2)	(30)	(33)	(35)	(35)	(35)
Other Reimbursables(3)	(7)	(8)	(8)	(8)	(8)
Non-Vessel-Related Project Costs(4)	(1)	-	-	-	-
EBITDA(5)	45	85	176	226	226
Depreciation & Amortization	(32)	(29)	(48)	(53)	(53)
EBIT(6)	$13	$56	$128	$173	$173

Assumptions:
Net Working Capital Investment	10	16	21	7	-
Capital Expenditures	111	73	394	-	-

(1)	Vessel Operating Expenditure includes expenses relating to the Eneti Group’s core activities including crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.

(2)	Cash General & Administration includes expenses relating to the Eneti Group’s core activities including staff costs, legal costs, marketing costs and other administration costs.

(3)	Other Reimbursables includes other operating expenses relating to the Eneti Group’s core activities including fuel and specific charter equipment requests by the customer.

(4)	Reflects costs expected to be incurred in relation to a one-time extraordinary event.

(5)	EBITDA is earnings before interest, tax, depreciation and amortization. This metric is a non-GAAP measure.

(6)	EBIT is earnings before interest and tax. This metric is a non-GAAP measure.

(7)	The Eneti Board and, at the direction of Eneti’s management, Perella Weinberg, relied on Eneti management projections which assumed the sale of the NG2500X vessels for $50 million in after-tax proceeds but were otherwise consistent with the projections above. The resulting estimated revenue, EBITDA and EBIT, varying from those set forth above, were as follows: (i) Revenue of $114 million in 2023E, $133 million in 2024E, $244 million in 2025E, $299 million in 2026E and $299 million in 2027E, (ii) EBITDA of $35 million in 2023E, $65 million in 2024E, $152 million in 2025E, $203 million in 2026E and $203 million in 2027E, and (iii) EBIT of $3 million in 2023E, $36 million in 2024E, $104 million in 2025E, $149 million 2026E, and $149 million in 2027E.

The Eneti Forecasts should be read together with the historical financial statements of Eneti incorporated by reference into the Prospectus/Offer to Exchange and the other information regarding Eneti contained elsewhere in this Schedule 14D-9 and the Prospectus/Offer to Exchange. The Eneti Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of management projections.

ENETI HAS NOT UPDATED OR OTHERWISE REVISED AND DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE FOR PURPOSES OF THIS SCHEDULE 14D-9. THE ABOVE UNAUDITED MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Opinion of Perella Weinberg

The Eneti Board retained Perella Weinberg to act as its financial advisor in connection with the Transactions. The Eneti Board requested that Perella Weinberg undertake a study to consider the fairness, from a financial point of view, to the holders of Eneti Common Stock, of the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement. On June 15, 2023, Perella Weinberg delivered its opinion to the Eneti Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio to be received for each share of Eneti Common Stock in the proposed Offer pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of Eneti Common Stock.

The full text of Perella Weinberg’s written opinion dated June 15, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein.

Perella Weinberg’s opinion was addressed to and provided for the information and assistance of the Eneti Board, in its capacity as such, in connection with, and for the purpose of, the Eneti Board’s evaluation of the Exchange Ratio in the proposed Offer from a financial point of view and did not address any other term, aspect or implication of the Business Combination Agreement or the Transactions. Perella Weinberg’s opinion did not address the underlying decision by Eneti to engage in the Transactions nor the relative merits of the Transactions compared with any alternative transactions or business strategies. Perella Weinberg’s opinion was not intended to be and did not constitute a recommendation to any holder of Eneti Common Stock as to whether such holder should exchange their shares in the Offer or as to how such holder should vote or otherwise act with respect to the Transactions or any other matter. Perella Weinberg’s opinion did not in any manner address what the value of the Purchaser ADSs or Purchaser Shares actually will be when issued or the prices at which shares of Eneti Common Stock, the Purchaser ADSs or Purchaser Shares will trade at any time, including following announcement or completion of the Transactions. In addition, Perella Weinberg expressed no opinion as to the fairness of the consideration to be received by holders of Eneti Common Stock in the Merger, the relative fairness of the Offer Consideration to be received by holders of Eneti Common Stock in the Offer as compared to the consideration to be received by holders of Eneti Common Stock in the Merger or the fairness of the Transactions to the holders of any other class of securities, creditors or other constituencies of Eneti. The description of Perella Weinberg’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Eneti and Purchaser, including equity research analyst reports;

•	reviewed certain internal financial statements, analyses and forecasts (the “Eneti Opinion Forecasts”) and other internal financial information and operating data relating to the business of Eneti, in each case, prepared by management of Eneti and approved for Perella Weinberg’s use by management of Eneti;

•	reviewed certain internal financial statements, analyses and forecasts (the “Purchaser Opinion Forecasts”) and other internal financial information and operating data relating to the business of Purchaser, in each case, prepared by management of Purchaser and approved for Perella Weinberg’s use by management of Eneti;

•	discussed the past and current business, operations, financial condition and prospects of Eneti and the combined company with senior management of Eneti, the Eneti Board and other representatives and advisors of Eneti;

•	discussed the past and current business, operations, financial condition and prospects of Purchaser and the combined company with senior executives of Eneti and Purchaser, the Eneti Board and other representatives and advisors of Eneti and Purchaser;

•	discussed with members of the senior managements of Eneti and Purchaser their assessment of the strategic rationale for, and the potential benefits of, the Transactions;

•	reviewed certain estimates as to the amount and timing of certain cost savings and related expenses, operating efficiencies, revenue effects and financial synergies anticipated by management of Purchaser and Eneti to result from the consummation of the Transactions as approved for Perella Weinberg’s use by the management of Eneti;

•	reviewed the historical trading prices and trading activity for the Eneti Common Stock and the Purchaser Shares;

•	participated in discussions among representatives of Eneti and Purchaser and their respective advisors;

•	reviewed a draft of the Business Combination Agreement dated June 15, 2023; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

For purposes of its opinion, Perella Weinberg assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by Perella Weinberg (including information that was available from public sources) and further relied upon the assurances of management of Eneti that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Eneti Opinion Forecasts and the synergies anticipated by management of Purchaser and Eneti to result from the consummation of the Transactions, Perella Weinberg was advised by management of Eneti and assumed, with Eneti’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Eneti as to the future financial performance of Eneti and the combined company, as applicable, and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the Eneti Opinion Forecasts or the synergies anticipated by management of Purchaser and Eneti to result from the consummation of the Transactions or the assumptions on which they were based. With respect to the Purchaser Opinion Forecasts, Perella Weinberg was advised by management of Eneti and assumed, with Eneti’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Purchaser as to the future financial performance of Purchaser and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the Purchaser Opinion Forecasts or the assumptions on which they were based. Perella Weinberg also assumed, with Eneti’s consent, that the financial results reflected in the synergies anticipated by management of Purchaser and Eneti to result from the consummation of the Transactions would be realized in the amounts and at the times projected. In arriving at its opinion, Perella Weinberg did not make and was not provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Eneti, Purchaser or any of their respective subsidiaries (other than certain third-party vessel valuation reports). Perella Weinberg did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Eneti, Purchaser or any other party. In addition, Perella Weinberg did not evaluate the solvency of any party to the Business Combination Agreement, or the impact of the Transactions thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

Perella Weinberg assumed that the final Business Combination Agreement would not differ from the draft of the Business Combination Agreement reviewed by Perella Weinberg in any respect material to its analysis or opinion. Perella Weinberg also assumed that (i) the representations and warranties of all parties to the Business Combination Agreement and all other related documents and instruments that are referred to therein were true and correct in all respects material to Perella Weinberg’s analysis and its opinion, (ii) each party to the Business Combination Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to Perella Weinberg’s analysis and its opinion and (iii) the Transactions would be consummated in a timely manner in accordance with the terms set forth in the Business Combination Agreement, without any modification, amendment, waiver or delay that would be material to Perella Weinberg’s analysis or its opinion. Perella Weinberg also assumed that the Offer and the Merger, taken together as a single integrated transaction, would qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, Perella Weinberg assumed that in connection with the receipt of all approvals and consents required in connection with the proposed Transactions, no delays, limitations, conditions or restrictions would be imposed that would be material to its analysis.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Business Combination Agreement (including the consideration to be received by holders of Eneti Common Stock in the Merger) or any other document contemplated by or entered into in connection with the Business Combination Agreement, the form or structure of the Transactions or the likely timeframe in which the Transactions would be consummated. Perella Weinberg did not express any opinion with respect to the relative fairness of the Offer Consideration to be received by holders of Eneti Common Stock in the Offer as compared to the consideration to be received by holders of Eneti Common Stock in the Merger. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Business Combination Agreement, or any class of such persons, whether relative to the Exchange Ratio, the Offer Consideration or otherwise. Perella Weinberg expressed no opinion as to the fairness of the Transactions to the holders of any other class of securities, creditors or other constituencies of Eneti, as to the underlying decision by Eneti to engage in the Transactions or as to the relative merits of the Transactions compared with any alternative transactions or business strategies. Nor did Perella Weinberg express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Business Combination Agreement or any other related document, although Perella Weinberg assumed with Eneti’s consent for purposes of Perella Weinberg’s analysis that the Transactions would receive the tax treatment contemplated by the Business Combination Agreement. Perella Weinberg’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood Eneti received such advice as it deemed necessary from qualified professionals.

Perella Weinberg was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or part of Eneti, nor was Perella Weinberg requested to consider, and its opinion did not address, the underlying business decision by Eneti to engage in the Transactions or the relative merits of the Transactions as compared with any alternative transactions or business strategies.

Perella Weinberg’s opinion was necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Eneti Board in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, these tables must be read together with the text of each summary. These tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses. Future results may differ from those described and such differences may be material. Price per share figures for Purchaser listed in the tables below are based on exchange rates of EUR / USD of 1.091x and NOK / USD of 0.095x, respectively as of June 15, 2023.

Discounted Cash Flow Analysis

For each of Eneti and Purchaser, Perella Weinberg performed a discounted cash flow analysis, which is a method of deriving an implied value range for a company’s equity securities based on the sum of the present value of the company’s unlevered free cash flows over a forecast period and the present value of the company’s terminal value at the end of the forecast period. The present value of a company’s unlevered free cash flows and the present value of a company’s terminal value are added to derive an implied enterprise value for the company. An implied equity value for the company is then calculated by adding the value of the company’s cash and subtracting the value of the company’s debt from the implied enterprise value. The implied equity value is then divided by the number of outstanding shares of common stock of the company to derive an implied per share equity value for the company’s common stock. In connection with this analysis, Perella Weinberg used the Eneti Opinion Forecasts for Eneti and the Purchaser Opinion Forecasts for Purchaser. In performing this analysis, Perella Weinberg:

•	calculated the present value as of December 31, 2022, of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital set forth in the Eneti Opinion Forecasts and the Purchaser Opinion Forecasts) that each of Eneti and Purchaser was forecasted to generate for calendar years 2023E through 2027E using discount rates ranging from 10.0% to 11.5% for Eneti and 8.25% to 9.75% for Purchaser, in each case based on estimates of the weighted average cost of capital of each company; and

•	calculated the present value of the terminal values of each of Eneti and Purchaser using perpetuity growth rates ranging from 1.5% to 2.5% for each of Eneti and Purchaser and the discount rates for each of Eneti and Purchaser as set forth above, and added the present value of the terminal values to the present value of the unlevered free cash flows over the forecast period (including, in the case of Eneti, the present value of certain tax benefits as provided by Eneti management) to derive an implied enterprise value reference range for each of Eneti and Purchaser.

From the reference ranges of implied enterprise values generated by the foregoing analysis, for each of Eneti and Purchaser, Perella Weinberg derived reference ranges of implied equity values by adding cash (including, in the case of Eneti, the present value of the expected after-tax proceeds from the sale of non-core vessels as provided by Eneti management) and subtracting debt and net non-operating liabilities. Perella Weinberg then calculated the implied equity values per share by dividing the implied equity values by the applicable number of fully-diluted shares (based upon the number of issued and outstanding shares and other equity interests in each case as provided in company filings or by the managements of Eneti and Purchaser, as applicable, and for Purchaser only using the treasury method for calculation of option dilution). The reference ranges of implied equity values per share derived from these calculations are summarized in the following table, in each case as compared to the closing share prices of Eneti Common Stock and Purchaser Shares as of June 15, 2023 of $11.72 and $4.53 per share, respectively.

Discounted Cash Flow Analysis

	Eneti	Purchaser
Implied Equity Value Per Share	$22.91 - $32.27	$12.84 - $20.27

Perella Weinberg then calculated the exchange ratio ranges implied by the discounted cash flow analyses described above. For each of the foregoing discounted cash flow analyses, Perella Weinberg calculated (i) the ratio of the highest implied equity value per share for Purchaser to the highest implied equity value per share for Eneti, and (ii) the ratio of the lowest implied equity value per share for Purchaser to the lowest implied equity value per share for Eneti, to calculate the following implied exchange ratio reference ranges:

Implied Exchange Ratio Range
Discounted Cash Flow Analyses	1.5918x – 1.7849x

This implied exchange ratio range can be compared to the exchange ratio of 3.409 Purchaser Shares to be received for each share of Eneti Common Stock in the proposed Offer pursuant to the Business Combination Agreement.

Additional Financial Analyses

Historical Share Price Analysis

For the information of the Eneti Board and for reference purposes only, Perella Weinberg reviewed the share price performance of Eneti and Purchaser during various periods, including the 52-week period ending on June 15, 2023. Perella Weinberg noted that the ranges of intraday low and high trading prices of Eneti Common Stock and Purchaser Shares during the last 52-week period were as follows:

	Eneti	Purchaser
LTM Share Price Trading Range	$5.13 - $12.04	$2.79 - $4.85

Based on the minimum and maximum share prices of Eneti and Purchaser, in each case, during the 52-week period ending on June 15, 2023, Perella Weinberg derived a reference range of implied exchange ratios of Purchaser Shares to shares of Eneti Common Stock of 1.8397x to 2.4847x. This implied exchange ratio reference range can be compared to the exchange ratio of 3.409 Purchaser Shares to be received for each share of Eneti Common Stock in the proposed Offer pursuant to the Business Combination Agreement.

Research Analyst Price Targets

For the information of the Eneti Board and for reference purposes only, Perella Weinberg observed the most recent publicly available price targets for Eneti Common Stock and Purchaser Shares published by equity research analysts. The selected price targets reflect each research analyst’s estimate of the future public market trading prices of shares of Eneti Common Stock and Purchaser Shares. Perella Weinberg noted that the research analysts’ price targets ranged from $13.00 to $16.00 per share for Eneti Common Stock and from $4.75 to $5.80 per share for Purchaser Shares. Perella Weinberg then discounted the selected price targets to present value as of June 15, 2023, using estimates of the cost of equity for Eneti and Purchaser of 17.25% and 14.00%, respectively. Perella Weinberg noted that the ranges of the present values of the research analyst price targets for Eneti and Purchaser were as follows:

	Eneti	Purchaser
PV of Research Analyst Price Targets	$11.26 - $13.94	$4.24 - $5.23

Based on comparisons of the high and low present values of the research analyst price targets for Eneti and Purchaser, Perella Weinberg derived a reference range of implied exchange ratios of Purchaser Shares to shares of Eneti Common Stock of 2.6534x to 2.6669x. This implied exchange ratio reference range can be compared to the exchange ratio of 3.409 Purchaser Shares to be received for each share of Eneti Common Stock in the proposed Offer pursuant to the Business Combination Agreement.

Illustrative Present Value of Implied Future Share Price Analysis

For the information of the Eneti Board and for reference purposes only, Perella Weinberg performed an illustrative analysis of the implied present value of an illustrative future value per share of Eneti Common Stock and Purchaser Shares, using the Eneti Opinion Forecasts and the Purchaser Opinion Forecasts, respectively. Perella Weinberg derived a range of theoretical future enterprise values for each of Eneti and Purchaser as of December 31, 2026 by applying a range of illustrative next twelve months’ (“NTM”) enterprise value to earnings before interest, taxes, depreciation and amortization (“EV / EBITDA”) multiples of 6.0x to 8.0x for Eneti and of 8.0x to 10.0x for Purchaser to estimates of each of Eneti’s and Purchaser’s respective run-rate EBITDA for the calendar year 2027. Perella Weinberg then calculated theoretical future equity values for each of Eneti and Purchaser by adding cash (including, in the case of Eneti, the present value of the expected after-tax proceeds from the sale of non-core vessels as provided by Eneti management) and subtracting debt and net non-operating liabilities as of December 31, 2026, as per the Eneti Opinion Forecasts and the Purchaser Opinion Forecasts. Perella Weinberg then discounted the theoretical future equity values for each of Eneti and Purchaser to present values as of June 15, 2023, using a reference range of the cost of equity for each of Eneti and Purchaser of 16.00% to 18.50% and 12.75% to 15.25%, respectively, and calculated the implied equity values per share by dividing the implied equity values by the applicable number of fully-diluted shares (based upon the number of issued and outstanding shares and other equity interests in each case as provided in company filings or by the managements of Eneti and Purchaser, as applicable, and for Purchaser only using the treasury method for calculation of option dilution). Perella Weinberg noted that the reference ranges of the present value of implied future share price for Eneti and Purchaser were as follows:

	Eneti	Purchaser
Present Value of Implied Future Share Price	$14.13 - $21.18	$7.63 - $10.92

Based on comparisons of the high and low present values of the implied future share prices for Eneti and Purchaser, Perella Weinberg derived a reference range of implied exchange ratios of Purchaser Shares to shares of Eneti Common Stock of 1.8524x to 1.9401x. This exchange ratio reference range can be compared to the exchange ratio of 3.409 Purchaser Shares to be received for each share of Eneti Common Stock in the proposed Offer pursuant to the Business Combination Agreement.

Illustrative Has / Gets Analysis

For the information of the Eneti Board and for reference purposes only, Perella Weinberg performed an illustrative Has / Gets analysis in order to compare (i) the implied equity value per share reference ranges for the Eneti Common Stock on a standalone basis, and (ii) the implied equity value per share reference ranges for the number of Purchaser Shares that holders of Eneti Common Stock will receive in connection with the proposed Offer, assuming an Exchange Ratio of 3.409 Purchaser Shares for each share of Eneti Common Stock. The illustrative Has / Gets analysis was based on the illustrative present value of implied future share price analysis and the discounted cash flow analyses for each of Eneti and Purchaser described above. The Has / Gets analysis also took into account certain illustrative synergy realization scenarios, prepared by the managements of Eneti and Purchaser and approved by Eneti for Perella Weinberg’s use, regarding potential revenue, cost and financing synergies anticipated by the managements of Eneti and Purchaser to result from the consummation of the Transactions.

Pursuant to its illustrative Has / Gets analysis, Perella Weinberg performed an illustrative analysis of the implied present value of an illustrative future value per share of the combined company, pro forma for the proposed Transactions, using the Eneti Opinion Forecasts and the Purchaser Opinion Forecasts. Perella Weinberg derived a range of theoretical future enterprise values for the combined company as of December 31, 2026 by applying a range of illustrative NTM EV / EBITDA multiples of 7.4x to 9.4x to estimates of the combined company’s run-rate EBITDA for the calendar year 2027. Perella Weinberg then calculated theoretical future equity values for the combined company by adding cash (including the present value of the expected after-tax proceeds from the sale of non-core vessels as provided by Eneti management) and subtracting debt and net non-operating liabilities as of December 31, 2026 as per the Eneti Opinion Forecasts and the Purchaser Opinion Forecasts, and by adding the illustrative equity value created by potential revenue, cost and financing synergies anticipated by the managements of Eneti and Purchaser to result from the Transactions for each of three scenarios: (i) assuming a 100% realization of revenue, cost and financing synergies, (ii) assuming a 50% realization of revenue synergies and a 100% realization of cost and financing synergies, and (iii) assuming a 0% realization of revenue synergies and a 100% realization of cost and financing synergies, in each case calculated assuming a 7.0x terminal value multiple. Perella Weinberg then discounted the theoretical future equity values for the combined company to present values as of June 15, 2023, using a reference range of the cost of equity for the combined company of 12.75% to 15.25%, and calculated the implied equity values per share by dividing the implied equity values by the projected number of fully-diluted shares of the combined company (based upon the number of issued and outstanding shares and other equity interests as projected by the managements of Eneti and Purchaser, and for Purchaser only using the treasury method for calculation of option dilution). Perella Weinberg then derived the implied equity value per share attributable to the shares of the combined company held by holders of Eneti Common Stock, assuming a 3.409x Exchange Ratio in the proposed Offer. The implied equity value per share reference ranges derived from the illustrative present value of implied future share price analysis of the combined company are summarized in the following table, in each case as compared to the illustrative equity value per share of the Eneti Common Stock on a standalone basis.

Present Value of Implied Future Share Price – Has / Gets Analysis

Illustrative Synergy Realization Scenario	Eneti Common Stock Standalone (Has)	Common Stock of combined company (Gets)
0% Revenue; 100% Cost & Financing Synergies	$14.13 - $21.18	$23.40 - $33.85
50% Revenue; 100% Cost & Financing Synergies	$14.13 - $21.18	$25.45 - $36.61
100% Revenue; 100% Cost & Financing Synergies	$14.13 - $21.18	$27.49 - $39.37

Pursuant to its illustrative Has / Gets analysis, Perella Weinberg also performed a discounted cash flow analysis of the combined company, pro forma for the proposed Transactions, using the Eneti Opinion Forecasts and the Purchaser Opinion Forecasts. In performing this analysis, Perella Weinberg:

•	calculated the present value as of December 31, 2022, of the estimated unlevered free cash flows of the combined company (calculated as net operating profit after tax, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital based on the Eneti Opinion Forecasts and the Purchaser Opinion Forecasts) that the combined company was forecasted to generate for calendar years 2023E through 2027E using discount rates ranging from 8.25% to 9.75%, based on estimates of the weighted average cost of capital of the combined company; and

•	calculated the present value of the terminal value of the combined company using perpetuity growth rates ranging from 1.5% to 2.5% and the discount rates as set forth above, and added the present value of the terminal value to the present value of the unlevered free cash flows over the forecast period (including the present value of certain tax benefits of Eneti as provided by Eneti management) to derive an implied enterprise value reference range for the combined company.

From the reference range of implied enterprise values generated by the foregoing analysis of the combined company, Perella Weinberg derived reference ranges of implied equity values by adding cash (including the present value of the expected after-tax proceeds from the sale of non-core vessels as provided by Eneti management) and subtracting debt and net non-operating liabilities, and by adding the illustrative equity value created by potential revenue, cost and financing synergies anticipated by the managements of Eneti and Purchaser to result from the Transactions for each of three scenarios described above. Perella Weinberg then calculated the implied equity values per share of the combined company by dividing the implied equity values by the projected number of fully-diluted shares of the combined company (based upon the number of issued and outstanding shares and other equity interests in each case as provided by the managements of Eneti and Purchaser, and for Purchaser only using the treasury method for calculation of option dilution). The reference ranges of implied equity values per share of the combined company derived from these calculations are summarized in the following table, in each case as compared to the equity values per share of the Eneti Common Stock on a standalone basis.

Discounted Cash Flow – Has / Gets Analysis

Illustrative Synergy Realization Scenario	Eneti Common Stock Standalone (Has)	Common Stock of combined company (Gets)
0% Revenue; 100% Cost & Financing Synergies	$22.91 - $32.27	$41.04 - $64.03
50% Revenue; 100% Cost & Financing Synergies	$22.91 - $32.27	$44.88 - $69.66
100% Revenue; 100% Cost & Financing Synergies	$22.91 - $32.27	$48.72 - $75.29

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Eneti Board as to the fairness, from a financial point of view, to the holders of Eneti Common Stock, as of the date of such opinion, of the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third-party research analyst estimates and/or management forecasts by Eneti and Purchaser, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Business Combination Agreement or their respective advisors, none of Eneti, Purchaser, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties or the managements of Eneti and Purchaser.

As described above, the opinion of Perella Weinberg to the Eneti Board was one of many factors taken into consideration by the Eneti Board in making its determination to approve the Transactions. The type and amount of consideration payable in the Transactions, including the Exchange Ratio in the proposed Offer, was determined through negotiations between Eneti and Purchaser, rather than by any financial advisor, and was approved by the Eneti Board. Eneti’s decision to enter into the Business Combination Agreement was solely that of the Eneti Board.

Perella Weinberg acted as financial advisor to the Eneti Board in connection with, and participated in certain negotiations leading to, the Transactions. For its services in connection with the Transactions, Perella Weinberg will receive an aggregate fee, estimated based on the information that is available as of the date of the public announcement of the Transactions, of approximately $15 million, $2.5 million of which was payable in connection with the delivery of Perella Weinberg’s opinion and the remainder of which is contingent upon consummation of the Transactions. Eneti also agreed to reimburse Perella Weinberg for its reasonable and documented out-of-pocket expenses and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by Eneti and the rendering of its opinion.

Perella Weinberg has provided investment banking services to Eneti or its affiliates on matters unrelated to the Transactions during the two-year period prior to the date of its opinion, for which Perella Weinberg has received compensation, including serving as financial advisor to Hermitage Offshore Services Ltd. in connection with a financial restructuring. Except in connection with Perella Weinberg’s engagement as financial advisor to Eneti in connection with the Transactions, and as stated in the immediately preceding sentence, during the two-year period prior to the date hereof, no material investment banking relationship existed between Perella Weinberg or its affiliates, on the one hand, and Purchaser or any of its affiliates, on the other hand, pursuant to which Perella Weinberg or its affiliates has received or anticipates receiving compensation. However, Perella Weinberg and its affiliates in the future may provide investment banking and other financial services to Eneti and/or Purchaser and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of its business activities, Perella Weinberg and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Eneti, Purchaser or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Merger.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYES, COMPENSATED OR USED

Neither Eneti nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Eneti’s Stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Eneti, for which services no additional compensation will be paid.

The Company, based on the determination of the Eneti Board to do so, has engaged Perella Weinberg as its financial advisor in connection with its strategic review process, including with respect to the fairness of the Offer, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. In connection with such engagement, Perella Weinberg provided to the Eneti Board the opinion described in Item 4 under the headings “Item 4. The Solicitation or Recommendation—Opinion of Perella Weinberg” and “—Background of the Offer and the Merger” and filed as Annex A hereto and incorporated herein by reference. Perella Weinberg’s opinion to the Eneti Board does not constitute a recommendation to any Eneti Stockholder as to whether or not such Eneti Stockholder should tender their shares of Eneti Common Stock in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Perella Weinberg’s services as the financial advisor to the Company, the Company has agreed to pay Perella Weinberg an aggregate fee of $15.0 million.

Additional information related to Perella Weinberg’s retention as Eneti’s financial advisor is set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Opinion of Perella Weinberg” and “—Background of the Offer and the Merger” and is hereby incorporated herein by reference. Eneti selected Perella Weinberg as its financial advisor based upon, among other things, Perella Weinberg’s longstanding relationship and familiarity with the Company and its business, as well as Perella Weinberg’s experience and expertise in the wind energy industry and its status as an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger.

ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the shares of Eneti Common Stock have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, Eneti is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Eneti’s securities;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Eneti or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Eneti or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Eneti.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Eneti Board, agreements in principal or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

In July 2023, the Company entered into an agreement with an unaffiliated third party to sell the Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken, the Company’s three NG2500X vessels, for approximately $70.0 million in the aggregate. On October 18, 2023, Seajacks Kraken was delivered to its buyer. Delivery of the remaining vessels is expected to take place before the end of 2023. The sale is expected to provide net cash proceeds of approximately $56.7 million after the partial repayment of USD 12.6 million for certain amounts payable on the term loan tranche under Eneti’s five year credit facility of $175.0 million pursuant to its agreement with DNB Capital LLC, Société Générale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial and payment of a USD 0.7 million broker fee.

ITEM 8. ADDITIONAL INFORMATION

Conditions to the Offer

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Business Combination Agreement and applicable law, and in addition to the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Business Combination Agreement and applicable law, Purchaser is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), exchange the Offer Consideration for any shares of Eneti Common Stock validly tendered in the Offer and not validly withdrawn prior to the Expiration Date, if at the Expiration Date any of the following conditions have not been satisfied or waived in accordance with the Business Combination Agreement:

•	Minimum Condition—Eneti Stockholders having validly tendered and not validly withdrawn in accordance with the terms of the Offer and prior to the Expiration Date a number of shares of Eneti Common Stock that upon the consummation of the Offer, together with any shares of Eneti Common Stock then owned by Purchaser, would represent at least 85.01% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer;

•	Shareholder Approval—The Cadeler Shareholder Approval (as defined in the Business Combination Agreement) having been granted (this condition was satisfied on July 14, 2023);

•	DBA Confirmation—The Danish Business Authority having provided its confirmation that the registration of the issuance of Purchaser Shares in connection with the Offer can be made;

•	Regulatory Approvals— Any required authorization, permit, notification, filing, approvals, consents, waivers or clearances under any Antitrust Laws or Foreign Investment Laws (as defined in the Business Combination Agreement) having been obtained or made, as applicable;

•	No Legal Prohibition—No governmental entity of competent jurisdiction having (i) enacted, issued or promulgated any law on or after June 16, 2023 (and there not having been any change on or after June 16, 2023 in the manner in which any governmental entity enforces or interprets any law enacted, issued or promulgated prior to June 16, 2023) that is in effect as of immediately prior to the Expiration Date or (ii) issued or granted any order or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Expiration Date, which, in each case described in the foregoing clauses (i) and (ii), restrains, enjoins or otherwise prohibits the consummation of the Transactions;

•	Effectiveness of the Registration Statements—The registration statement on Form F-4, and the registration statement to be filed on Form F-6 registering the Purchaser ADSs (together, the “Registration Statements”) each having become effective under the Securities Act of 1933, and not being the subject of any stop order or proceeding seeking a stop order;

•	Listing of Purchaser ADSs and Purchaser Shares—The Purchaser ADSs to be issued in the Offer, and the Purchaser Shares underlying such Purchaser ADSs, having been approved for listing on the NYSE, subject to official notice of issuance, and the Purchaser Shares to be issued in the Offer having been approved for listing on the OSE;

•	No Eneti Material Adverse Effect—There not having occurred any change, effect, development, circumstance, condition, state of facts, event or occurrence since the date of the Business Combination Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of Eneti and its subsidiaries, taken as a whole an Eneti Material Adverse Effect (as defined in the Business Combination Agreement), and that is continuing as of immediately prior to the Expiration Date;

•	Accuracy of Eneti’s Representations and Warranties—The representations and warranties of Eneti in the Business Combination Agreement (without giving effect to any qualification as to materiality or Eneti Material Adverse Effect) being true and correct as of June 16, 2023 and as of the Expiration Date as though made on and as of the Expiration Date (except for representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Eneti Material Adverse Effect) have not had and would not reasonably be expected to have, individually or in the aggregate, an Eneti Material Adverse Effect, except that (1) certain of Eneti’s representations and warranties related to its qualification, organization and subsidiaries, its authority to enter into the Business Combination Agreement, the opinion of Eneti’s financial advisor, anti-takeover laws and finders and brokers fees must be true and correct in all material respects, if not qualified by materiality or Eneti Material Adverse Effect, and in all respects, if qualified by materiality or Eneti Material Adverse Effect; (2) certain of Eneti’s representations and warranties related to its capitalization and voting agreements must be true and correct in all respects, except for any de minimis inaccuracies; and (3) Eneti’s representation and warranty that no Eneti Material Adverse Effect has occurred from December 31, 2022 through June 16, 2023 (the date of the Business Combination Agreement) must be true and correct in all respects;

•	Eneti’s Compliance with Covenants—Eneti having performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Expiration Date;

•	Receipt of Eneti Officer’s Certificate—Purchaser having received from Eneti a certificate, dated the date of the Expiration Date and signed by its chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the three bullet points immediately above have been satisfied;

•	No Termination of the Business Combination Agreement—The Business Combination Agreement not having been validly terminated in accordance with its terms; or

•	CMA Clearance—The CMA (i) not having indicated (verbally or in writing) in response to a briefing note that it has further questions in relation to the Transactions (which remain unanswered) and not having opened, or indicated that it is still considering whether to open, a CMA Merger Investigation; (ii) having opened a CMA Merger Investigation and a merger filing having subsequently been submitted, having confirmed that there will be no Phase 2 Reference; or (iii) having made a Phase 2 Reference, having confirmed that the transactions contemplated by the Business Combination Agreement are not expected to result in a substantial lessening of competition within any market(s) in the United Kingdom for goods or services; or an IEO not having been imposed on the parties that either restricts the management of their respective businesses pending the determination of CMA or UK Investment Security Unit proceedings or prevents, restrains or otherwise makes illegal the consummation of the Transactions.

Except as expressly set forth in the Business Combination Agreement, the foregoing conditions to the Offer are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Purchaser in whole or in part at any time and from time to time in its sole and absolute discretion. However, certain specified conditions may only be waived by Purchaser with the prior written consent of Eneti. These conditions are (i) the Cadeler Shareholder Approval having been granted (this condition was satisfied on July 14, 2023), (ii) the receipt of the DBA confirmation that the registration of the issuance of Purchaser Shares in connection with the Offer can be made, (iii) the receipt of required regulatory approvals, (iv) the absence of legal prohibitions, (v) the Purchaser ADSs to be issued in the Offer, and the Purchaser Shares underlying such Purchaser ADSs, having been approved for listing on the NYSE, subject to official notice of issuance, and the Purchaser Shares to be issued in the Offer having been approved for listing on the OSE, (vi) the Registration Statements having become effective, (vii) the Business Combination Agreement not having been validly terminated in accordance with its terms and (viii) CMA clearance having been achieved per the above. In addition, while Purchaser may, in its sole and absolute discretion and without Eneti’s consent, reduce the Minimum Condition from 85.01% to a lower percentage, Purchaser cannot, without Eneti’s prior written consent, reduce the Minimum Condition such that Purchaser would, following completion of the Offer, hold a number of shares of Eneti Common Stock less than the number of shares required to approve the Merger in accordance with the BCAMI (being a majority of the outstanding shares of Eneti Common Stock, or 50% plus 1 share). In determining whether to exercise its right to reduce the Minimum Condition as described in the foregoing sentence, Purchaser will consider a number of factors, including the overall level of support for the Offer reflected in acceptances received from Eneti Stockholders at the time of any such determination.

Shareholder Approval of the Merger

If the Offer is consummated in accordance with its terms, then, as the second step in the Business Combination, it is Purchaser’s intention to acquire all of the outstanding shares of Eneti Common Stock as promptly as practicable thereafter through the consummation of a Merger of Merger Sub with and into Eneti, with Merger Sub surviving the Merger. The purpose of the Merger is for Purchaser to acquire all remaining shares of Eneti Common Stock that it did not acquire in the Offer. In accordance with the Company’s Articles of Incorporation and the BCAMI, the Eneti Stockholders as of the record date for the Merger will vote on the Merger at a duly noticed special meeting of shareholders. In accordance with the Company’s Articles of Incorporation, the approval of a majority of all issued and outstanding shares of Eneti is required to approve the Merger. It is expected that following the Offer, Purchaser will have a sufficient number of shares of Eneti Common Stock to approve the Merger at the special meeting.

Upon the consummation of the Merger, the Eneti business will be held by a wholly owned subsidiary of Purchaser, and Eneti Stockholders will no longer have any direct ownership interest in the Eneti business (though those Eneti Stockholders who accept the Offer and tender their shares of Eneti Common Stock to Purchaser pursuant to the Offer will continue to have an indirect ownership interest in the Eneti business through their ownership interest in Purchaser).

Appraisal Rights

No appraisal rights are available to Eneti Stockholders in connection with the Offer, and no appraisal rights are expected to be available to Eneti Stockholders in connection with the Merger because it is assumed that Eneti will remain listed on NYSE at least through the record date for the Merger. Under Section 100 of the BCAMI, Eneti Stockholders will not be entitled to seek appraisal if, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders called to vote upon the agreement of Merger, Eneti Common Stock is either (i) listed on a securities exchange or admitted to trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. Eneti Common Stock is currently listed on NYSE and it is presently expected that Eneti Common Stock will remain listed on NYSE at least through the record date for the Merger. Eneti Stockholders are not, therefore, expected to have appraisal rights in connection with the Merger.

If (i) the number of Eneti Common Stock purchased in the Offer is such that the non-tendered Eneti Common Stock no longer meets the requirements for continued listing and is delisted from NYSE on or prior to the record date for the Merger and (ii) there are fewer than 2,000 record holders of Eneti Common Stock on such date, then Eneti Stockholders who (1) did not tender shares of Eneti Common Stock in the Offer; (2) follow the procedures set forth in Section 101 of the BCAMI; and (3) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the BCAMI, will be entitled to have their shares of Eneti Common Stock appraised by the High Court of the Republic of the Marshall Islands and receive payment of the “fair value” of such shares, excluding any appreciation or depreciation directly or indirectly induced by the Merger or its proposal. The “fair value” of any shares of Eneti Common Stock could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of such shares. Eneti Stockholders should recognize that the value so determined could be higher or lower than the consideration payable in the Merger. Moreover, Purchaser and Eneti may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such shares is less than such amount.

Legal Proceedings

As of the date of this Schedule 14D-9, Eneti is not aware of any pending legal proceedings relating to the Offer.

Regulatory Approvals

Merger Notification Requirements

The Transactions may be subject to a filing with the CMA in the United Kingdom. On July 8, 2023, the parties submitted a briefing paper to the CMA and requested that the CMA confirm that it has no further questions in respect of the Transactions. On September 14, 2023, the CMA confirmed that it requires no further information on the Transactions and does not currently intend to open a formal investigation of the Transactions at this stage. It is Purchaser’s expectation that no such formal investigation will be forthcoming and that the relevant condition to the Offer will be satisfied.

Foreign Investment Screening Considerations

In connection with the Business Combination and upon completion of the Offer, all Eneti Stockholders accepting the Offer will become holders of Purchaser ADSs representing Purchaser Shares. Thus, under the Danish Act on Screening of Certain Foreign Direct Investments, Purchaser will have new foreign investors, where one foreign investor, SHL, is expected to indirectly hold and control approximately 11.5% of the share capital and voting rights of Purchaser, assuming all Eneti Stockholders tender their shares. To complete the Business Combination pursuant to the terms of the Business Combination Agreement, SHL made a filing with the DBA to obtain authorizations, approvals or consents pursuant to the Danish Act on Screening of Certain Foreign Direct Investments.

On August 4, 2023, SHL received foreign direct investment approval from the DBA pursuant to the Danish Act on Screening of Certain Foreign Direct Investments with regard to the ownership by SHL and partly held through Scorpio Services Holding Limited of more than 10% of all outstanding Purchaser Shares in the form of Purchaser ADSs following completion of the Offer.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains or incorporates by reference statements forward-looking statements regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Forward-looking statements include but are not limited to those using words such as “expect”, “anticipate”, “believe”, “estimate”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “if”, “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions precedent set forth in the Business Combination Agreement, including uncertainties as to whether and how many Eneti Stockholders will tender their shares of Eneti Common Stock into the Offer and the possibility that the transactions contemplated by the Business Combination Agreement are not consummated; disruption from the announced Offer by Purchaser making it more difficult to maintain business and operational relationships and significant transaction costs. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders should not place undue reliance on such forward-looking statements, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or the rules of NYSE and/or any other regulatory or supervisory body or agency. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 14, 2023, and in the subsequent interim financial information included in the Company’s Report on Form 6-K furnished to the SEC on September 21, 2023, both of which are incorporated herein by reference and available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at eneti-inc.com/sec-filings.

ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)

(a)(1)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)

(a)(2)	Tender Offer Statement of Cadeler (incorporated herein by reference to Schedule TO filed by Cadeler on November 7, 2023).

(a)(4)	Prospectus/Offer to Exchange (incorporated herein by reference to Prospectus filed by Cadeler on November 7, 2023 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

(a)(5)(i)	Communication by Eneti in relation to the signing of the business combination agreement, dated as of June 16, 2023 (incorporated by reference to Eneti’s Current Report on Form 6-K filed on June 16, 2023).

(a)(5)(ii)	Joint press release by Cadeler and Eneti in relation to the signing of the business combination agreement, dated as of June 16, 2023 (incorporated by reference to Eneti’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(iii)	Investor Presentation, dated as of June 16, 2023 (incorporated by reference to Eneti’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(iv)	Form of Summary Advertisement (incorporated herein by reference to Exhibit (a)(5)(O) to Schedule TO filed by Cadeler on November 7, 2023).

(a)(5)(v)	Opinion of Perella Weinberg Partners LP (included as Annex A to this Schedule 14D-9).

(a)(5)(vi)	Communication by Cadeler in relation to the announcement of the business combination agreement, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(vii)	Announcement of business combination agreement, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(viii)	Communication by Cadeler and Eneti in relation to the signing of the business combination agreement, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(ix)	Notice of upcoming webcast presenting the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(x)	Press release regarding the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(xi)	Communication by Cadeler regarding the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023).

(a)(5)(xii)	Certain announcements by Cadeler in relation to the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023).

Exhibit No.	Description
(a)(5)(xiii)	Announcement by Cadeler regarding a notice convening an extraordinary general meeting of Cadeler, dated as of June 21, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 21, 2023).

(a)(5)(xiv)	Notice convening an extraordinary general meeting of Cadeler, dated as of June 21, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 21, 2023).

(a)(5)(xv)	Announcement by Cadeler of the results of the extraordinary general meeting held on July 14, 2023, dated as of July 14, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on July 14, 2023).

(a)(5)(xvi)	Announcement by Cadeler of the filing of Form F-4 with the SEC, dated as of October 19, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on October 20, 2023).

(a)(5)(xvii)	Stock exchange announcement by Cadeler of the commencement of the Offer, dated as of November 7, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on November 7, 2023).

(a)(5)(xviii)	Press release by Cadeler related to the commencement of the Offer, dated as of November 7, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on November 7, 2023).

(e)(1)	Business Combination Agreement, dated as of June 16, 2023, by and between Cadeler and Eneti (incorporated by reference to Exhibit 2.1 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(2)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Holdings Limited (incorporated by reference to Exhibit 10.5 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(3)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Services Holding Limited (incorporated by reference to Exhibit 10.6 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(4)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Robert Bugbee (incorporated by reference to Exhibit 10.7 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(5)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Roberto Giorgi (incorporated by reference to Exhibit 10.8 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(6)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Christian M. Gut (incorporated by reference to Exhibit 10.9 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(7)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Berit Ledel Henriksen (incorporated by reference to Exhibit 10.10 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(8)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Emanuele A. Lauro (incorporated by reference to Exhibit 10.11 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(9)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and James B. Nish (incorporated by reference to Exhibit 10.12 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(10)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Einar Michael Steimler (incorporated by reference to Exhibit 10.13 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(11)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Aileen Tan (incorporated by reference to Exhibit 10.14 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(12)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Hugh Baker (incorporated by reference to Exhibit 10.15 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(13)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Filippo Lauro (incorporated by reference to Exhibit 10.16 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

Exhibit No.	Description
(e)(14)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Cameron Mackey (incorporated by reference to Exhibit 10.17 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(15)	Confidentiality Agreement, dated February 1, 2023, by and between Cadeler and Eneti (incorporated by reference to Exhibit 99.5 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023).

(e)(16)	2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Eneti’s Annual Report on Form 20-F filed on April 14, 2023).

(e)(17)	Master Agreement, dated September 27, 2013, entered into by and among, Eneti, SSM and SCM (incorporated by reference to Exhibit 4.1 to Eneti’s Annual Report on Form 20-F filed on April 14, 2023).

(e)(18)	Administrative Services Agreement, dated September 27, 2013, entered into by and among, Eneti and SSH (incorporated by reference to Exhibit 4.2 to Eneti’s Annual Report on Form 20-F filed April 14, 2023).

ANNEX A

OPINION OF ENETI’S FINANCIAL ADVISOR

767 Fifth Avenue
New York, NY 10153
T 212.287.3200
F 212.287.3201
pwpartners.com

June 15, 2023

The Board of Directors

Eneti Inc.

Le Millenium

9 Boulevard Charles III

MC 98000

Monaco

Members of the Board:

We understand that Eneti Inc. (the “Company”) and Cadeler A/S (“Parent”) propose to enter into a Business Combination Agreement (the “Business Combination Agreement”) pursuant to which, among other things, (i) Parent will commence an exchange offer (the “Offer”) to acquire any and all of the issued and outstanding shares of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”) whereby each share of Company Common Stock will be exchanged for American Depositary Shares of Parent (each such share, a “Parent ADS”) representing, in the aggregate, 3.409 shares (the “Exchange Ratio”) of common stock, with a nominal value of DKK 1 per share, of Parent (each such share, a “Parent Share”) without interest (the “Offer Consideration”), and Parent may permit each holder of Company Common Stock the option to elect to receive the Offer Consideration in the form of Parent Shares in lieu of Parent ADSs, and (ii) following the consummation of the Offer, the Company will be merged into a wholly owned subsidiary of Parent (“Merger Sub”) with Merger Sub surviving the merger as a wholly owned subsidiary of Parent (the “Merger” and, together with the Offer, the “Transactions”). The terms and conditions of the Transactions are more fully set forth in the Business Combination Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of outstanding shares of Company Common Stock of the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other publicly available business and financial information with respect to the Company and Parent, including equity research analyst reports;

2.	reviewed certain internal financial statements, analyses and forecasts (the “Company Forecasts”) and other internal financial information and operating data relating to the business of the Company, in each case, prepared by management of the Company and approved for our use by management of the Company;

3.	reviewed certain internal financial statements, analyses and forecasts (the “Parent Forecasts”) and other internal financial information and operating data relating to the business of Parent, in each case, prepared by management of Parent and approved for our use by management of the Company;

4.	discussed the past and current business, operations, financial condition and prospects of the Company and the combined company with senior management of the Company, the Board of Directors of the Company, and other representatives and advisors of the Company;

5.	discussed the past and current business, operations, financial condition and prospects of Parent and the combined company with senior executives of the Company and Parent, the Board of Directors of the Company, and other representatives and advisors of the Company and Parent;

6.	discussed with members of the senior managements of the Company and Parent their assessment of the strategic rationale for, and the potential benefits of, the Transactions;

7.	reviewed certain estimates as to the amount and timing of certain cost savings and related expenses, operating efficiencies, revenue effects and financial synergies anticipated by management of Parent and the Company to result from the consummation of the Transactions (the “Synergies”) as approved for our use by the management of the Company;

8.	reviewed the historical trading prices and trading activity for the Company Common Stock and the Parent Shares;

9.	participated in discussions among representatives of the Company and Parent and their respective advisors;

10.	reviewed a draft of the Business Combination Agreement dated June 15, 2023; and

11.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by us (including information that was available from public sources) and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Company Forecasts and the Synergies, we have been advised by management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the combined company, as applicable, and the other matters covered thereby and we express no view as to the reasonableness of the Company Forecasts or the Synergies or the assumptions on which they are based. With respect to the Parent Forecasts, we have been advised by management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to the future financial performance of Parent and the other matters covered thereby and we express no view as to the reasonableness of the Parent Forecasts or the assumptions on which they are based. We have also assumed, with your consent, that the financial results reflected in the Synergies will be realized in the amounts and at the times projected. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company, Parent or any of their respective subsidiaries (other than certain third-party vessel valuation reports). We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, Parent or any other party. In addition, we have not evaluated the solvency of any party to the Business Combination Agreement, or the impact of the Transactions thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the final Business Combination Agreement will not differ from the draft of the Business Combination Agreement reviewed by us in any respect material to our analysis or this opinion.

We have also assumed that (i) the representations and warranties of all parties to the Business Combination Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis and this opinion, (ii) each party to the Business Combination Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis and this opinion, and (iii) the Transactions will be consummated in a timely manner in accordance with the terms set forth in the Business Combination Agreement, without any modification, amendment, waiver or delay that would be material to our analysis or this opinion. We have also assumed that the Offer and the Merger, taken together as a single integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. In addition, we have assumed that in connection with the receipt of all approvals and consents required in connection with the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that would be material to our analysis.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Business Combination Agreement (including the consideration to be received by holders of Company Common Stock in the Merger) or any other document contemplated by or entered into in connection with the Business Combination Agreement, the form or structure of the Transactions or the likely timeframe in which the Transactions will be consummated. Nor do we express any opinion with respect to the relative fairness of the Offer Consideration to be received by holders of Company Common Stock in the Offer as compared to the consideration to be received by holders of Company Common Stock in the Merger. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Business Combination Agreement, or any class of such persons, whether relative to the Exchange Ratio, the Offer Consideration or otherwise. We express no opinion as to the fairness of the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company, as to the underlying decision by the Company to engage in the Transactions or as to the relative merits of the Transactions compared with any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Business Combination Agreement or any other related document, although we have assumed with your consent for purposes of our analysis that the Transactions will receive the tax treatment contemplated by the Business Combination Agreement. This opinion does not address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals.

We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of the Company, nor were we requested to consider, and our opinion does not address, the underlying business decision by the Company to engage in the Transactions or the relative merits of the Transactions as compared with any alternative transactions or business strategies.

We have acted as financial advisor to the Company with respect to the Transactions and this opinion and will receive a fee for our services, a portion of which becomes payable upon delivery of this opinion (or would have become payable if we had advised the Company that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

Perella Weinberg Partners LP and its affiliates, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We and our affiliates also engage in securities trading and brokerage, asset management activities, equity research and other financial services. In the two years preceding the date of this letter, we and our affiliates have provided investment banking services to affiliates of the Company on matters unrelated to the Transactions for which we or such affiliates received compensation, including serving as financial advisor to Hermitage Offshore Services Ltd. in connection with a financial restructuring. Except in connection with our engagement as financial advisor to the Company in connection with the Transactions, and as stated in the immediately preceding sentence, during the two-year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP or its affiliates, on the one hand, and Parent, the Company or any of their respective affiliates pursuant to which we or our affiliates has received or anticipates receiving compensation. However, we and our affiliates in the future may provide investment banking and other financial services to Parent and/or the Company and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Parent or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Transactions. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion and our advisory services are for the information and assistance of the Board of Directors of the Company in connection with, and for the purpose of its evaluation of, the Transactions. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether or not to exchange shares pursuant to the Offer or how such holder should vote or otherwise act with respect to the proposed Transactions or any other matter. We express no opinion as to what the value of the Parent ADSs or the Parent Shares actually will be when issued or the prices at which the Company Common Stock, the Parent ADSs or the Parent Shares will trade at any time, including following announcement or completion of the Offer or the Merger. In addition, we express no opinion as to the fairness of the Transactions to, or any consideration received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio in the proposed Offer pursuant to the Business Combination Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ Perella Weinberg Partners LP

PERELLA WEINBERG PARTNERS LP

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eneti Inc.

By:	/s/ Emanuele Lauro
Name:	Emanuele Lauro
Title:	Chief Executive Officer

Dated: November 7, 2023